                                                                    EXHIBIT 99.1

                               [COVER PHOTOGRAPH]

[SHANTI PERSAUD, R.N., SPENDS A QUIET MOMENT WITH SHEILA HILDERMAN AT OUR ROUGE
                      VALLEY FACILITY IN TORONTO, ONTARIO.]

                      EXTENDICARE INC. 2003 ANNUAL REPORT

                              FINANCIAL HIGHLIGHTS

   Health Care Revenue     Health Care EBITDA(1)     Health Care Earnings (Loss)
       ($ millions)           ($ millions)               before Other Items
                                                             ($ millions)

   [HEALTH CARE REVENUE GRAPH]                     [HEALTH CARE EBITDA(1) GRAPH]

   [HEALTH CARE EARNINGS GRAPH]

[BAR CHART]

                                      Health Care
                                        Revenue
Year                                 ($ millions)
----                                 ------------
01                                       1,705
02                                       1,759
03                                       1,725


[BAR CHART]

                                     Health Care EBITDA(1)
Year                                     ($ millions)
----                                 ---------------------
01                                            127
02                                            160
03                                            187




[BAR CHART]

                                   Health Care Earnings(Loss)
                                      before Other Items
Year                                     ($ millions)
----                                 -------------------
01                                          (12)
02                                           15
03                                           41



(thousands of dollars unless otherwise noted)                        2003             2002              2001
---------------------------------------------                        ----             ----              ----
Revenue                                                            1,724,614        1,758,785         1,704,511

EBITDA(1)                                                            186,830          160,341           127,157

Earnings (loss) from health care before undernoted                    40,885           15,268           (11,678)
Gain (loss) from asset disposals and other items, net of tax             905           (3,854)          (35,466)
                                                                   ---------        ---------         ---------
Earnings (loss) from health care                                      41,790           11,414           (47,144)
Share of earnings of Crown Life                                       18,884            7,520            10,738
                                                                   ---------        ---------         ---------
Net earnings (loss)                                                   60,674           18,934           (36,406)
                                                                   ---------        ---------         ---------
Diluted earnings (loss) per share
  Health care operations before undernoted and
    after preferred share dividends                                     0.58             0.21             (0.18)
  Gain (loss) from asset disposals and other items                      0.01            (0.05)            (0.49)
  Share of earnings of Crown Life                                       0.27             0.10              0.15
                                                                   ---------        ---------         ---------
Diluted earnings (loss) per share                                       0.86             0.26             (0.52)
                                                                   ---------        ---------         ---------
Cash provided by operations                                          102,430          100,426           146,780
Property and equipment capital expenditures                           64,347           53,145            45,377
Total assets                                                       1,593,417        1,805,645         1,739,304
Shareholders' equity                                                 356,433          358,026           350,696
Book value per share                                                    4.90             4.83              4.61
Number of Subordinate and Multiple Voting shares
  purchased for cancellation                                       1,540,700        1,685,200         1,969,500

(1)EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, and excludes the line item "Loss (gain) from asset disposals and other items" reported separately on the Company's income statement.

                                - At-A-GLANCE -

                            EXTENDICARE HAS GOOD NEWS

The last few years have been challenging ones for the North American long-term care industry. Despite operating in a difficult environment, Extendicare has managed to grow and prosper.

Some in the industry responded to challenges by implementing cost-cutting programs, even if it meant cutting corners. We took a different approach. AT EXTENDICARE WE DECIDED to FOCUS on WHAT WE COULD DO, INSTEAD of on WHAT OUR RESIDENTS COULD DO WITHOUT. So we stuck by our publicly stated strategy: get out of underperforming markets and business lines; expand into areas of opportunity; focus on managing costs without compromising service; and, above all, drive census because census drives profitability.

In 2003, some U.S. government funding was restored, the economy showed signs of recovery, and Extendicare is once again an industry leader in terms of market share, census and profitability. IT IS an INCREDIBLE SUCCESS STORY...

                                 BY ANY MEASURE

                                STOCK PERFORMANCE

                           [STOCK PERFORMANCE GRAPH]

[LINE GRAPH]

                                       Stock Performance
                                  ------------------------------
                                                     S&P/TSX
                                  EXE.A-TSX      Composite Index
Month                                (%)               (%)
-----                             ---------      ---------------
Jan 1-2003                            0                 0
Jan 31                               -2.5              -0.7
Feb.                                -23.9              -0.2
Mar.                                -32.7              -3.4
Apr.                                -19.6               0.3
May                                  -6.9               4.5
June                                  6.2               6.4
Jul.                                 25.0              10.5
Aug.                                 53.5              14.4
Sept.                                88.5              13.0
Oct.                                181.5              18.4
Nov.                                213.5              19.7
Dec.                                226.2              25.2
Jan. - 2004                         218.3              29.8
Feb.                                250.8              32.5


                                TABLE OF CONTENTS

        Message to Shareholders 2 / Corporate Governance 5 / Management's Discussion and Analysis 14 / Consolidated Financial Statements 41 / Board of
                   Directors 68 / Shareholder Information IBC

                                   AT-A-GLANCE

Extendicare, through its subsidiaries, operates 275 long-term care facilities across North America, with capacity for over 28,900 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,800 people in the United States and Canada.

                               [EXTENDICARE LOGO]

Long-term Care Facilities: Extendicare operates two subsidiaries, Extendicare (Canada) Inc. (ECI) in Canada and Extendicare Health Services, Inc. (EHSI) in the U.S., which have a combined total of 230 nursing facilities with capacity for 26,200 residents. Residents receive assistance with daily living activities and ongoing care including behavioural needs. In the U.S. we provide skilled nursing and rehabilitative therapy to patients recovering from acute injury or illness.

Assisted Living and Retirement Facilities: Extendicare operates 44 assisted living and retirement facilities. Assisted living facilities offer support for daily living activities such as personal care, medication and housekeeping. Staff is available 24 hours a day to assist residents maintain active and independent lifestyles. Retirement communities provide suites, housekeeping services, meals, activities, security, transportation and special amenities. Residents are typically active and live independently.

Third-party Services for Long-term Care Sector: Extendicare provides management and consulting services to third-party organizations in Canada and the U.S. including government, not-for-profit and private sector operators seeking to enhance care levels and operating efficiencies. Operators can access our expertise in all phases of planning, development and management of new facilities. Extendicare offers group purchasing of supplies, furnishings and capital equipment in Canada and the U.S., providing economy of scale cost savings for our facilities and those of other providers.

                                 [PARAMED LOGO]

ParaMed is Canada's largest private sector home health care provider offering all levels of nursing care, home support, occupational and speech-language therapy and physiotherapy. ParaMed's excellent reputation is reflected in contracts with government home health care programs, social service agencies and insurance companies.

                [PROGRESSIVE STEP REHABILITATION SERVICES LOGO]

Progressive Step Rehabilitation Services operates 24 rehabilitative therapy clinics in the U.S. ProStep's Medicare certified facilities treat outpatients requiring physical, occupational and speech-language therapy, pulmonary rehabilitation and nursing services.

                          [VIRTUAL CARE PROVIDER LOGO]

Virtual Care Provider is a leading technology application service provider to operators in the health care industry. VCP provides services to over 400 external subscribers, reducing their in-house technology requirements in an increasingly complex health care environment.

                          FULL SPECTRUM OF SENIOR CARE

                                              RETIREMENT/ASSISTED LIVING
        HOME                          ----------------------------------------          NURSING AND
     HEALTH CARE                      INDEPENDENT LIVING      ASSISTED LIVING          SPECIALTY CARE
     -----------                      ------------------      ---------------          --------------
*Services as required                 * Healthy, mobile      *Slightly frail        *Increased health
*Home visits                          * Housekeeping,        *Assistance with        care needs
                                        laundry, meals        bathing, eating,      *Alzheimer's sufferers
                                                              medication            *Physically frail
                                                                                    *24 hour needs

                                     [MAP]

                               REVENUE BREAKDOWN

                                  [PIE CHART]

United States Nursing Centres     65.5%
Canadian Nursing Centres          20.4%
Canadian Home Health Care          7.8%
United States Assisted Living      3.1%
United States Outpatient Therapy   0.9%
Other                              2.3%

                                                        ASSISTED LIVING AND
     OWNERSHIP                 NURSING CENTRES          RETIREMENT CENTRES       CHRONIC CARE UNITS                  TOTAL
--------------------      -----------------------     ----------------------    ---------------------    ------------------------
                          Number of      Resident     Number of     Resident    Number of    Resident    Number of       Resident
at December 31, 2003      Facilities     Capacity     Facilities    Capacity    Facilities   Capacity    Facilities      Capacity
--------------------      ----------     --------     ----------    --------    ----------   --------    ----------      --------
United States
  Owned                      130          13,161          33          1,646          -            -          163          14,807
  Leased                      10           1,095           1             63          -            -           11           1,158
  Managed                     14           1,689           5            156          -            -           19           1,845
                             ---          ------          --          -----         --          ---          ---          ------
Total United States          154          15,945          39          1,865          -            -          193          17,810
                             ---          ------          --          -----         --          ---          ---          ------
Canada
  Owned                       46           6,228           1             73          -            -           47           6,301
  Leased                       9           1,155           -             76          -            -            9           1,231
  Managed                     21           2,876           4            592          1          120           26           3,588
                             ---          ------          --          -----         --          ---          ---          ------
Total Canada                  76          10,259           5            741          1          120           82          11,120
                             ---          ------          --          -----         --          ---          ---          ------
Total                        230          26,204          44          2,606          1          120          275          28,930
                             ---          ------          --          -----         --          ---          ---          ------

                                EXTENDICARE INC.

                                                                    [PHOTOGRAPH]

FELLOW SHAREHOLDERS,

By any measure 2003 was a year of significant achievement for Extendicare. It marked a turning point for your Company, evidenced by the positive results of the restructuring program initiated in the United States in 2000; and the growth opportunities arising in Canada from the new build program in Ontario.

Continuing the trend begun in 2002, Extendicare posted four quarters of consecutive EBITDA and health care earnings growth in 2003, reaching $187 million and $41.8 million, respectively.

These achievements have been recognized by the financial community as Extendicare's share price rose 215% during the year, significantly outperforming the S&P 60 and TSX 300 on the Toronto Stock Exchange.

With 2003 behind us, we enter the new fiscal year strongly positioned in both Canada and the United States as a leading provider of assisted living and nursing home care. In addition, the Company's financial position has been substantially improved and most importantly, we continue to benefit from a seasoned employee and management team.

We believe our unique business mix in the United States and Canada positions Extendicare for continued success. Our strategy of growing our business in the highly fragmented United States market, coupled with the steady performance of our Canadian operations, reduces the risk of dependency on any one market and smoothes the road to value creation. In addition, shareholders benefit from the diversity of operating in two countries which helps insulate the Company from the various economic cycles. We also benefit by directly owning 95% of our facilities, which affords us greater flexibility in managing our assets.

OPERATING HIGHLIGHTS

During the past year, we accomplished a number of operational and strategic initiatives, including:

1.   The completion of our Ontario new build program.

2. The launch of Phase I of a planned three-phase expansion program in the U.S. which will focus on a roll-out of our campus approach to long-term care.

3. A Medicare census average of 15.5% for EHSI which is the highest we've ever achieved.

4.   Improved credit ratings for Extendicare's corporate debt by Standard &
     Poor's.

5. Renewed enthusiasm for our Company by equity analysts prompting the initiation of several research reports by a diversified group of brokerage houses.

                                       p.2

                               2003 ANNUAL REPORT

OUTLOOK

As we move forward in 2004 we aim to maintain the momentum achieved in 2003. With the restructuring now behind us, we are once again focused on growing the Company. We intend to accomplish this through a combination of small to medium sized acquisitions as well as through the implementation of our three-phase building program in the U.S.

Phase I construction commenced in 2003 and will consist of additions to seven existing facilities where market demand has increased. This will add a total of 165 new beds consisting of mostly independent and assisted living units with some nursing home beds as well.

Phase II of our construction program was launched in February 2004 and will add a total of 329 new assisted living units in eight facilities. Five of the projects are new freestanding facilities and three are additions made to existing facilities.

Phase III of our construction program will involve looking for new property to develop in markets where demand has increased and we are unable to construct on land immediately adjacent to existing facilities.

In Canada, we've completed our new build program which added 1,333 nursing and assisted living beds to our portfolio. We have also entered into five government partnerships to develop and manage facilities for municipalities and hospitals totalling 578 additional beds. To date we have opened two such projects, with another three to come in 2004. I would like to caution investors that Ontario has opened 10,000 new nursing home beds in the past two years, with another 10,000 expected to come on stream in 2004. As a result, it will be a challenge to maintain occupancy levels over the next year as these beds are absorbed into the market.

Key business initiatives for 2004 include:

1.   A continued focus on strengthening Medicare and total average daily census.

2. An increased focus on growing the assisted living, rehabilitative clinics and management consulting segments of the business.

3.   Continued expansion of the asset portfolio.

4.   Further initiatives and program development to enhance quality control.

We will strive to achieve operational improvements across all of our operations and are confident Extendicare's strategy of investing in new facilities will position us well for future growth.

STRENGTHENED FOCUS ON QUALITY OF CARE

Extendicare has always maintained quality standards above government regulations. To continue this tradition we are launching a new and heightened series of quality initiatives. Some of these programs are already in place at our facilities across the United States and are appreciated by our residents, their families and our staff. By rolling this program out in Canada, we hope to remain a destination of choice for those requiring nursing home care. We have also initiated a capital improvement project to ensure all our nursing facilities are retrofitted with modern fire sprinkler systems. While older homes are not legislated to have sprinkler systems, we feel it is important to ensure the health and safety of our residents.

A CAMPUS APPROACH TO GROWTH

An important strategy we are now rolling out across many of our new builds is the concept of developing an integrated campus approach. Our plan is to group complementary facilities either adjacent to one another, or within close proximity; for example, grouping independent and assisted living facilities with nursing homes. This permits our residents to age in place, which is a powerful tool towards encouraging new residents to consider our facilities. Essentially this enables a resident to start with us in an assisted living setting and, as their needs increase, shift to a nursing home that is already in a familiar setting.

                                       p.3

                                EXTENDICARE INC.

As a Company, we are able to achieve cost efficiencies by generating local economies of scale, while at the same time better meeting the needs of our patients and families.

REGULATORY ENVIRONMENT

For the moment it would appear that Medicare funding in the United States has stabilized. Beginning October 1, 2003 Medicare rates were increased by 6.26%. This essentially replaces the revenue lost when the temporary fix instituted by the Centers for Medicare and Medicaid Services (CMS) expired September 30, 2002. CMS has also delayed the refinement of the Resource Utilization Groupings (RUGs) categories until at least October 1, 2004. Until the changes are implemented, we continue to operate within the current funding limits.

At the Medicaid level we did experience some modest revenue increases in some states, however they were partially offset by an increase in provider taxes. Funding at the state level remains an ongoing concern for Extendicare and we will continue to lobby, with our industry, for rate increases where possible.

Turning to resident care liability, the Company's independent actuarial review of resident care liability costs confirmed the adequacy of our reserves. Liability concerns will remain an issue in some states for the time being, however there appears to be an increased level of momentum in support of tort reform in the U.S. The industry is optimistic this will lead to an increased emphasis towards health care funding being spent on patient care.

In Canada, Extendicare benefited from increased funding levels in Ontario and Alberta, which will continue to positively affect patient care in those markets. We are also seeing increased revenue as a result of the opening of new homes in Ontario, all of which are operating at maximum capacity.

HOME HEALTH CARE

As indicated in both the Romanow and Kirby reports completed for the Federal Government in 2002, home care is expected to play a growing role in shaping the delivery of health care to Canadians in the years ahead. As the largest private sector home heath care provider in Canada, ParaMed is uniquely positioned to capitalize on any new government initiatives.

OUR EMPLOYEES

It is important that our more than 35,000 employees across North America feel engaged and motivated. Our unique corporate culture and local operating philosophy ensures that the individual efforts of our employees are recognized and rewarded. We have also substantially reduced our reliance on outside agency staff. This offers residents and their families greater continuity of care, knowing their loved ones are being looked after directly by Extendicare staff.

In closing, I would like to thank our shareholders for maintaining faith in our Company over the past few years and recognizing the tremendous value that Extendicare offers. We will continue to run an efficient and focused Company, while pursuing growth opportunities that will enhance the Company's long-term value.

I would like to thank our Board of Directors for their continued strategic counsel and ongoing support. I also wish to acknowledge the tremendous effort put forth by our employees across all levels of the Company. They work very hard to meet the needs of our residents. In particular, I would like to highlight the extra effort put forth by our Canadian nursing staff during the SARS outbreak. Without question, all our employees are responsible for Extendicare becoming a destination of choice for residents and families requiring the use of long-term care facilities and the primary reason why management is so optimistic about our future.

                                        MEL RHINELANDER (SIGNED)
                                        President and Chief Executive Officer

                                      p.4

                               2003 ANNUAL REPORT

                              CORPORATE GOVERNANCE

As the landscape of corporate governance continues to evolve with a wider variety of corporate governance and disclosure reform initiatives in both the United States and Canada, Extendicare has acted in a proactive manner to ensure it meets all required guidelines. Keeping pace with this rapidly changing environment and establishing best practices in these areas of corporate governance is an ongoing topic of focus for Extendicare's Board of Directors and management team.

BOARD COMPOSITION

The Board of Directors currently consists of 13 Directors, 12 of whom qualify as "outside" and "unrelated" Directors according to the guidelines of the Toronto Stock Exchange (TSX). The only "related" Director is Mel Rhinelander, President and Chief Executive Officer, by virtue of his employment by the Company. The Board believes that the majority unrelated Directors ensures effective decision making and provides objective advice and counsel to management. It should be noted the Board has deliberately separated the roles of Chairman and Chief Executive Officer to help maintain autonomy between the Board and management.

The Board supervises the management of the business and affairs of the Company. In fulfilling its mandate, the Board is responsible for strategic planning, identification of principal risks and management of these risks, succession planning and monitoring of itself and senior management, communications policy and integrity of the Company's internal controls and management information systems.

BOARD COMMITTEES

Extendicare's Board of Directors has four committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Human Resources Committee and the Quality Standards Committee. The Company's Board and committee meetings in 2003 were well attended by its Directors, with participation averaging 95%. In an effort to meet or exceed TSX guidelines, all members of all committees are composed entirely of "outside" and "unrelated" Directors.

The Audit Committee, in accordance with its written mandate, reviews with management and the external independent auditors the appropriateness of the Company's accounting and financial reporting and its key financial disclosure reports; and the Committee receives assurance of the adequacy of financial disclosure controls. The Committee makes recommendations regarding the appointment of the internal and external independent auditors and their remuneration, and reviews the nature, scope and results of the internal and external audits.

The Corporate Governance and Nominating Committee is responsible for monitoring the corporate governance practices observed within the Company, including effectiveness, composition and mandates of the Board and its committees, as well as contributions by individual Directors and succession planning for the Chief Executive Officer.

The Human Resources Committee is responsible for approving and reviewing the compensation paid to the Company's executive officers and Directors. They are also responsible for approving and reviewing the Company's short and long-term incentive plans for such officers.

The Quality Standards Committee's mandate is to monitor management's responsibilities with respect to service delivery practices and the achievement of certain quality service benchmarks. The Committee's responsibilities include assuring the Company and its operations have in place quality assurance processes that meet or exceed best practices.

For a complete description of the Company's corporate governance practices with specific reference to the TSX guidelines, please consult our annual Management Information Circular posted on our website at www.extendicare.com, and as filed with SEDAR and EDGAR.

                                      p.5

                                EXTENDICARE INC.

                   EXTENDICARE HAS OUTPACED THE U.S. INDUSTRY
                         GROWTH RATE TO REACH A MEDICARE
                             CENSUS LEVEL OF 15.5%

                                    [GRAPH]


[BAR CHART]

On same-facility basis
Year
----
00                              10.7%
01                              11.4%
02                              13.4%
03                              15.5%


Driving census with a streamlined process and exceptional service

     When cuts were made to Medicare funding, the response of some providers in our sector was to cut costs, while trying to maintain service levels. Extendicare chose to focus on BUILDING CENSUS, or occupancy. We made innovative changes to the way we admitted new patients, and became the SUPPLIER of CHOICE to hospitals in many of the markets we serve. Medicare census has grown from 10.7% in 2000 to 15.5% in 2003, and now accounts for 29% of EHSI'S NURSING HOME REVENUE. In 2004 Extendicare will align its drive to build census with its overall growth strategy. We will seek out acquisition targets operating with Medicare census levels at or below the industry average, knowing that under our management, we can elevate them to a level of performance comparable to the rest of our portfolio.

                                       p.6

                               2003 ANNUAL REPORT

                                   [PHOTOGRAPH]

      [Physical Therapist, Marsha Mauger works with Eugene Grandlic on the parallel bars at our Cedar Springs facility in Wisconsin. Extendicare offers a variety of rehabilitation services, including physical and occupational therapy. Our commitment to helping patients resume an active life has made us the supplier of choice for many hospitals in the markets we serve.]

                                       p.7

                                EXTENDICARE INC.

                                   [PHOTOGRAPH]

   [Frank Wilkinson, resident, enjoys a coffee and his morning paper in Clark House. Good care is good business. Direct referrals from residents and their families are our most valuable advertising, and one of the reasons we prefer to open new facilities in or near markets in which we already operate.]

                                       p.8

                               2003 ANNUAL REPORT

                        EXTENDICARE'S CONSOLIDATED MARGIN
                           HAS INCREASED BY MORE THAN
                                 100% SINCE 2000

                                    [GRAPH]

[LINE GRAPH]

          Cdn Operations    US Operations   Consolidated
           EBITDA Margin    EBITDA Margin  EBITDA Margin
Year             %                %             %
----      --------------   --------------  -------------
00              7.0              4.5            5.1
01              7.8              7.3            7.5
02              8.5              9.3            9.1
03              9.4             11.4           10.8



                Operational turnaround results in profit growth

Extendicare enjoyed strong financial performance in 2003 as a result of its management focus, improved funding, higher census and new business initiatives, which have substantially increased sales. In response to these factors PROFITS GREW CORRESPONDINGLY. Our U.S. margins have strengthened, despite the October 2002 Medicare funding decline, due to our initiatives to grow revenue and control costs. For 2003 we achieved an 11.4% margin, which is close to the levels achieved pre-Prospective Payment System. As a result, our U.S. operations made a STRONG RETURN to PROFITABILITY, while Canadian operations continued to enjoy steady growth in earnings.

                                       p.9

                                EXTENDICARE INC.

                           BY 2006, EXTENDICARE WILL
                               OPERATE 872 NEW BEDS

                                    [GRAPH]

[BAR CHART]

                             Assisted        Nursing       Partnership Nursing
State/Province             Living Units    Centre Beds        Centre Beds
--------------             ------------    -----------     -------------------
Pennsylvania                    16
Kentucky                        16
Ohio                            30
Indiana                         76
Washington                     117
Wisconsin                      201              38
Ontario                                                            250


            Pursuing opportunities for sustainable, profitable growth

Extendicare is committed to achieving PROFITABLE GROWTH through two avenues: buying and building. We will grow by acquiring small and medium-sized assisted living and nursing home facilities. We will also grow by building new facilities and expanding existing ones; and have announced the second phase of our U.S. three-phase construction program. We will create synergies and ECONOMIES of SCALE by expanding in markets where we already operate, and by entering new markets in which our acquisitions immediately establish scale. We will also pursue the enormous potential we see in a CAMPUS APPROACH by offering independent and assisted living residences in conjunction with skilled nursing facilities, enabling our residents to AGE in PLACE.

                                      p.10

                               2003 ANNUAL REPORT

                                 [ILLUSTRATION]

      [An architect's rendering of Wissota Springs in Wisconsin. This will be an assisted living facility located on the same campus as our
      Lakeside Nursing and Rehabilitation Center. They will be connected by a tunnel enabling residents and staff to easily travel between the two facilities and an attached local hospital.]

                                      p.11

                                EXTENDICARE INC.

                                  [PHOTOGRAPH]

   [Cathy Misener, Activationist, assists Mary Luttrell with her gardening at our Rouge Valley facility. To residents and their families, our front-line staff, nurses and management are Extendicare. We recognize that our reputation depends on their commitment, their compassion and their dedication to providing unsurpassed care.]

                                      p.12

                               2003 ANNUAL REPORT

                     EXTENDICARE'S USE OF AGENCY STAFF HAS
                          DECLINED TO 1/6 OF 2001 LEVELS

                                     [GRAPH]

[BAR CHART]


Year                                 Cost in US$ millions
----                                 --------------------
01                                           19.0
02                                           10.2
03                                            3.4


                     Setting the standard for quality care

From caregivers to management, every Extendicare employee shares the same commitment: CARE COMES FIRST. It is a commitment reflected in the decisions we make. In the U.S., to maintain a high standard of care as well as reduce operating costs, we have virtually eliminated the use of expensive agency staff. Employing front-line staff directly allows Extendicare to consistently provide the best possible care in all of our facilities. In Canada, Extendicare is rolling out a series of NEW CARE INITIATIVES, including consumer satisfaction surveys, compliance hot-lines for employees as well as residents and their families, and an enhanced communication plan called Health Trac aimed at keeping families informed of the resident's progress. Some of these improvements have already been put in place in the U.S., and in both markets, we believe that our unsurpassed commitment to exceptional care will continue to make Extendicare the provider of choice for residents and their families.

                                      p.13

                                EXTENDICARE INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                February 19, 2004

BASIS OF PRESENTATION

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to "Extendicare" or the "Company" means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

This management's discussion and analysis describes Extendicare's business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare's consolidated financial results. This discussion should be read in conjunction with Extendicare's audited consolidated financial statements for the years ended 2003, 2002 and 2001 and the notes thereto, beginning on page 41 of this annual report. Extendicare's accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated. Except as otherwise specified, references to years indicate the Company's fiscal year ended December 31, 2003, or December 31 of the year referenced, and all comparisons are to prior years.

EXECUTIVE OVERVIEW

Extendicare, through its subsidiaries, is a major provider of long-term care and related services in North America, with 35,800 employees.

The Company's wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates long-term care and assisted living facilities in 14 states. EHSI provides inpatient routine nursing care and medical specialty services on an inpatient and outpatient basis.

In Canada the Company's wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates nursing and retirement centres in five provinces, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care division.

At December 31, 2003, Extendicare, through its subsidiaries, operated 275 facilities with capacity for 28,930 residents (December 31, 2002: 277 facilities with capacity for 29,175 residents). The Company has a significant presence (more than 10% of its facilities) in three States in the U.S. - Pennsylvania, Wisconsin and Ohio - as well as in the Province of Ontario, Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company's average occupancy levels for 2003, 2002 and 2001 were 92.9%, 92.0% and 90.0%, respectively.

Extendicare operates in a competitive marketplace and depends substantially on revenue derived from governmental third-party payors, with the remaining revenue derived from commercial insurers, managed care plans, and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services are a risk the Company faces. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal and state/provincial regulators. Each of EHSI's and ECI's nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.

                                      p.14

                               2003 ANNUAL REPORT

During 1998 through 2001, the Company went through a substantial divesture phase in its U.S. operations, and in particular ceased operating nursing homes in the highly litigious States of Florida and Texas. Since that time, management has been able to focus on strengthening the Company's financial position and improving its operating results, primarily through revenue growth initiatives. Management's key business goals during 2003 were, and will continue to be, to:

-    strengthen average daily census, particularly U.S. Medicare census;

-    improve operating cash flows;

- improve the asset portfolio through acquisition or construction of new facilities, expansion or renovation of existing ones, or where appropriate through divestiture of poor performers;

- diversify within the long-term care industry in the areas of rehabilitative therapy, home health care, management, consulting and purchasing services; and

-    manage resident care liability claim settlements.

SIGNIFICANT DEVELOPMENTS IN 2003 AND 2002

LEGISLATIVE ACTIONS AFFECTING U.S. REVENUE

The majority of the Company's operations are in the United States where over 70% of its revenue is earned. EHSI receives payment for its services and products from various federal (Medicare) and state medical assistance programs (Medicaid), as well as from private payors. The private-pay classification includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.

The following table sets forth EHSI's percentage of its total revenue from Medicare, Medicaid and private-pay sources:

                2003       2002       2001
                ----       ----       ----
Private pay     23.9%      24.5%      25.3%
Medicare        27.4       25.7       23.8
Medicaid        48.7       49.8       50.9

Prior to October 1, 2002, the incremental Medicare relief packages received from the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act provided a total of US$2.7 billion in temporary Medicare funding enhancements to the long-term care industry. These funding enhancements fell into two categories. The first was "Legislative Add-ons", which included a 16.66% add-on to the nursing component of the Resource Utilization Groupings III
(RUGs) rate and a 4% base adjustment. The second category was "RUGs Refinements", which involved an initial 20% add-on for 15 RUGs categories identified as having high intensity, non-therapy ancillary services. The 20% add-on from three RUGs categories was subsequently redistributed to 14 rehabilitation categories at an add-on rate of 6.7% each.

The Legislative Add-ons expired on September 30, 2002 (referred to as the "Medicare Cliff") resulting in a reduction of Medicare funding for skilled nursing facility operators, including EHSI. Based upon the Medicare case mix and patient days over the nine-month period ended September 30, 2002, EHSI estimates that it received an average of US$31.22 per patient day related to the Legislative Add-ons. The loss of this funding was partially offset by a 2.6% inflationary increase, or market basket increase, in Medicare rates received by long-term care providers beginning on October 1, 2002. The combined impact of these changes was a net decline in EHSI's average daily rate of US$23.64 per patient, which based upon the Medicare case mix and patient days for the three months ended December 31, 2002, reduced EHSI's revenue by $6.2 million (US$3.9 million). This reduced rate impacted EHSI's revenues for the first nine months of 2003 by an estimated $18.3 million (US$12.8 million), based on the Medicare case mix and patient days during that period.

                                      p.15

                                EXTENDICARE INC.

Effective October 1, 2003, the Centers for Medicare and Medicaid Services, or CMS, increased Medicare rates by 6.26% reflecting: (1) a cumulative forecast correction (Administrative Fix) to correct past years under-funded rate increases, which increased the federal base payment rates by 3.26%; and (2) the annual market basket increase of 3.0%. EHSI estimates that based on the Medicare case mix for the nine-month period ended September 30, 2003, these Medicare rate increases added approximately US$18.45 per patient day. Based upon the Medicare case mix and census in the fourth quarter of 2003, this increase resulted in $4.6 million (US$3.5 million) of additional revenue. Taking the Medicare case mix and patient days earned for the 2003 year, this represents additional annualized revenue of approximately $18.8 million (US$13.4 million) going forward. However, this will be tempered by higher labour and other operating costs. In order to maintain their commitment to Senator Grassley and CMS in providing the Administrative Fix, EHSI and its peers in the Alliance for Quality Nursing Home Care along with the American Health Care Association (AHCA) pledged their support to spend the Administrative Fix over the next fiscal period on direct care and services for its residents. In October 2003 CMS published a notice to skilled nursing facilities that within future cost reports, it will require confirmation that the Administrative Fix funding was spent on direct patient care and related expenses.

With respect to the RUGs Refinements, in April 2002 CMS announced that it would delay the refinement of the RUGs categories, thereby extending related funding enhancements until September 30, 2003. In May 2003 CMS released a rule to maintain the current RUGs classification until October 1, 2004. Further to, but independent of this, U.S. Congress enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations by January 2005. EHSI estimates that it received an average of US$24.12 per patient day in 2003 related to the RUGs Refinements, for revenue of $24.6 million (US$17.6 million), based on the Medicare case mix and patient days for the year. A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

The moratorium on implementing payment caps for outpatient Part B therapy services, which was scheduled to take effect on January 1, 2003, was extended until September 1, 2003. The therapy caps were in effect from September 1, 2003, until December 8, 2003, when, as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the moratorium was reinstated for a two-year period until December 2005. The impact of a payment cap cannot be reasonably estimated based on the information available at this time. However, such a cap would reduce EHSI's therapy revenue.

In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003, and continues to review the proposed plan. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred. The plan was to reduce the reimbursement levels from the current 100% to: 90% beginning October 1, 2003; 80% beginning October 2004; and 70% beginning October 2005. This is consistent with the reimbursement policy applicable to hospitals. EHSI estimates that should this plan be implemented, the negative impact to net earnings would be $1.8 million (US$1.3 million) in 2004, increasing to $4.6 million (US$3.3 million) in 2006.

Some of the States in which EHSI operates, namely Pennsylvania, Indiana, Oregon, and Washington, have submitted proposed state plan amendments and waivers, which are awaiting review and approval by CMS pertaining to the fiscal year commencing July 1, 2003. The retrospective plan amendments and waivers seek to increase the level of federal funding for the Medicaid programs, and would result in providing nursing facilities with revenue rate increases to offset new or increased provider taxes. As the plan amendments and waivers have not been approved, EHSI has recorded revenue based upon amounts received. In Pennsylvania, should CMS approve the State's plan amendment and waiver as submitted, incremental earnings, net of the provider tax, of US$1.5 million could be recorded in 2004 pertaining to the six-month period ended December 31, 2003; whereas without approval, a negative adjustment to earnings of up to US$3.2 million could be recorded in 2004 pertaining to this same period. In Indiana, approval of the original plan amendment and waiver submitted could result in the recording of net incremental earnings of US$3.0 million in 2004 pertaining to the six-month period ended December 31, 2003, and there would be no impact if the plan is not approved. In Washington, the State has proceeded to implement the provider tax and fund the incremental Medicaid rates, while seeking approval from CMS of their proposal; therefore, should the plan not be approved, a retroactive negative adjustment of no greater than US$0.3 million to earnings may be required. The impact of Oregon's plan amendment and waiver is not significant to EHSI. The Company anticipates that amendments will be made to the original plans submitted to CMS.

                                      p.16

                               2003 ANNUAL REPORT

LEGISLATIVE ACTIONS AFFECTING CANADIAN REVENUE

In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI's largest market for both its long-term care and home health care services. It represented approximately 75% of ECI's total revenue in 2003. ECI's home health care operations received 91.4% of their revenue from contracts tendered by locally administered provincial agencies in 2003. Funding received by ECI from the Ontario government represented revenue of $261.9 million in 2003, $228.2 million in 2002 and $229.6 million in 2001.

In May 2003 the Government of Ontario announced a funding increase of $100.0 million, in addition to the normal annual inflationary increase, to enhance the delivery of nursing and personal care services in the Province. Beginning July 1, 2003, Ontario long-term care providers received a funding increase of $4.80 per resident day, based on a case mix index of 100. The case mix index (CMI) is a measure determined by the Ministry of Health to calculate the amount of funding for each facility based on the level of care required by the resident population of the facility. A CMI of 100 is the benchmark index across the Province. Each facility's CMI is assessed annually and those which have residents that require a greater level of care than the Ontario average will have a higher CMI, and conversely those with residents requiring a lower level of care than the average will have a lower CMI.

In June 2003 the Government of Alberta announced long-term care rate increases in accommodation fees ranging from $11 to $16 per resident day, which took effect on August 1, 2003.

Based on the number of beds operated by Extendicare in Ontario on July 1, 2003 and in Alberta on August 1, 2003, these funding changes represented annualized revenue of about $13.5 million, of which approximately $6.4 million would have impacted revenue for 2003. Approximately half of this funding was specified as flow-through funding, meaning it was directed to incremental costs for enhanced resident care, such as additional nursing staff, supplies and programs directed at the residents, and accordingly would not be available to increase earnings. The remainder could impact earnings to the extent it is not offset by additional nursing home operating costs, whether due to added programs, quality measures, staffing changes, wage rate increases or increased costs due to inflation.

In 2002 the Government of Ontario provided $100.0 million of additional funding to enhance the delivery of nursing and personal care services. On August 1, 2002, Ontario long-term care providers received a funding increase of $7.20 per resident day, based on a CMI of 100. The increase included $6.33 per resident day of flow-through funding for enhanced resident care through additional nursing staff and other measures, and would not affect earnings levels. The remaining inflationary increase of $0.87 per resident day is available to contribute to earnings to the extent that it is not offset by increased operating costs. Based on the level of ECI's Ontario operations at the end of 2002, this funding increase represented annual revenue of about $11.5 million, of which approximately $10.0 million was flow-through funding specified for incremental nursing staff and related costs.

ISSUANCE OF SENIOR NOTES

On June 28, 2002, EHSI completed a private placement of US$150.0 million of its 9.5% Senior Notes due July 1, 2010 (the "Senior Notes"), which were issued at a discount of 0.25% of par to yield 9.54%. In January 2003 EHSI completed an offer to exchange new 9.5% Senior Notes due July 2010 that have been registered under the Securities Act of 1933 for the Notes issued in June 2002. The terms of the new Senior Notes are identical to the terms of the Senior Notes issued in June 2002 and are guaranteed by all existing and future active subsidiaries of EHSI.

EHSI used the proceeds of $235.6 million (US$149.6 million) to pay $13.1 million (US$8.3 million) of related fees and expenses, retire $206.0 million of debt (US$130.8 million, consisting of US$124.5 million outstanding under its previous credit facility and US$6.3 million of other debt), and for general corporate purposes.

EHSI hedged a portion of its previous variable-rate long-term debt through an interest rate swap with a notional amount of US$25.0 million maturing in February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1.0 million (US$0.6 million). This amount and other deferred financing costs related to the previous credit facility, totalling $4.5 million, were written off in June 2002 and reported on the earnings statement as part of the loss from asset disposals, impairment and other items.

                                      p.17

                                EXTENDICARE INC.

ACQUISITIONS

On December 31, 2003, EHSI completed the acquisition of a 99-bed skilled nursing facility in Manitowoc, Wisconsin for cash of $5.3 million (US$4.1 million).

In October 2002 EHSI exercised its right to acquire three skilled nursing facilities in Ohio and four skilled nursing facilities in Indiana that it had previously leased, for an aggregate purchase price of $28.2 million (US$17.9 million). The purchase price included cash of US$7.4 million and a US$10.5 million, 10-year interest-bearing note, for which the interest rate is currently under dispute. In the latter part of 2003, EHSI prepaid US$4.5 million against the note and agreed to refinance it. Should EHSI not proceed to refinance the properties, the interest rate would be settled through arbitration.

CONSTRUCTION

As a result of new beds awarded in 1998 by the Government of Ontario, ECI has opened eight new facilities with capacity for 1,101 residents. This included 905 new long-term care beds, 120 beds transferred from existing ECI facilities, and 76 assisted living units. Four of the facilities opened during 2001, two in 2002, and the remaining two in February 2003. In an agreement finalized in February 2001, ECI obtained from Borealis Long-Term Care Facilities Inc. (Borealis), financing of $125.4 million to build the eight new facilities. ECI is operating the facilities for Borealis during the 25-year capital lease arrangement at a financing cost of approximately 8.0%.

Subsequent to 1998, the Company was awarded further long-term care beds by the Ontario Government for three new nursing homes with capacity for 386 residents. ECI completed these projects with the opening of a new nursing home in each of May and August 2003, and the final one is scheduled to admit residents in the first week of March 2004. In June 2003 ECI entered into a 25-year capital lease with Borealis that provided $14.4 million in financing at a borrowing rate of 7.28%, for one of the projects.

The Ontario Government is funding a portion of the construction costs over a 20-year period. Approximately $101.0 million will be received by ECI for the new long-term care beds and redevelopment of certain existing beds. As each facility opens, a receivable from the government is recorded with an offset to the cost of construction, and is discounted at a rate equivalent to the yield on a 20-year Ontario Government bond. At December 31, 2003, 10 nursing homes were completed, for which receivables totalling $53.0 million were recorded at discount rates ranging from 5.89% to 6.50%. During 2003 $24.9 million of amounts receivable had been recorded as a reduction of property and equipment related to the opening of four nursing homes.

EHSI is in the process of expanding four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and adding one new assisted living facility (40 units). The cost of these projects is estimated at US$15.2 million, of which US$4.3 million was spent during 2003. One of the projects, for 16 assisted living units, opened in February 2004, and a further three are expected to be finished by the end of the year, with the remaining three due to be completed in early 2005.

INVESTMENT IN CROWN LIFE INSURANCE COMPANY

Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown
Life) that is unencumbered by debt. At December 31, 2003, the Company's carrying value of its investment in Crown Life was $139.3 million, and this equated to Extendicare's share of Crown Life's book value. Dividends from Crown Life are at the discretion of its board of directors. There were no dividends received by Extendicare from Crown Life in 2003. However, cash dividends of $22.0 million were received during 2002 (2001 - $22.6 million).

In 1999, substantially all of Crown Life's insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life's insurance business or, at the election of Canada Life or Crown Life's principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003 Great-West Lifeco Inc. acquired Canada Life, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction. The negotiations are anticipated to begin within the next 12 months.

                                      p.18

                               2003 ANNUAL REPORT

MEDICARE AND MEDICAID SETTLEMENT RECEIVABLES

EHSI is pursuing settlement of a number of outstanding Medicare and Medicaid receivables. For Medicare revenue earned prior to the implementation of the Medicare Prospective Payment System, or PPS, and Medicaid programs with a retrospective reimbursement system, differences between revenue that is ultimately expected to be realized and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that is ultimately expected to be realized. For Medicare pre-PPS claims, normally such issues are resolved during the audit process; however, general provisions for disagreements that require settlement through a formal appeal process are recorded.

Due to the length of the settlement process, some of these receivables are not expected to be collected within one year and, as a result, are classified as long-term other assets. At December 31, 2003, the Company had gross Medicare and Medicaid settlement receivables of $66.4 million (US$51.2 million), with a related general contractual allowance of $18.2 million (US$14.0 million). The net receivable of $48.2 million (US$37.2 million) represents the Company's estimate of the amount collectible on Medicare and Medicaid prior period cost reports, $33.6 million of which has been classified as long-term in nature.

For one specific issue involving the allocation of overhead costs, the first of three specific claim years was presented to the Provider Reimbursement Review Board (PRRB) at a hearing in January 2003. The hearing procedures were discontinued after the parties negotiated a methodology for resolution of the claim. The negotiated settlement for this and other issues relating to the 1996 cost report year resulted in no adjustment to the recorded receivable balance, and EHSI subsequently collected US$3.0 million from the fiscal intermediary. For the remaining two specific claim years EHSI continues to negotiate for the recovery of US$11.5 million. Failing a settlement, EHSI will proceed to file an appeal with the PRRB. A PRRB hearing has been scheduled in April 2004, for one of the two remaining years under appeal.

For another issue involving a staffing cost matter, a settlement for the first of seven specific claim years was reached prior to the January 2003 PRRB hearing. During 2003 EHSI continued to negotiate the remaining years in dispute. In January 2004 settlement was reached on all remaining years, which will result in a cash settlement by the end of the first quarter of US$5.6 million. This settlement will result in no significant adjustment to the recorded receivable balance.

EHSI has a hearing scheduled in September 2004 regarding a Director of Nursing staff cost issue totalling US$3.8 million. EHSI continues to work on the balance of other Medicare claims with the fiscal intermediary and, on an ongoing basis, with each of the states in respect of Medicaid receivables.

OTHER

During 2003, under the terms of its normal course issuer bids, the Company purchased and cancelled 1,540,700 Subordinate Voting and Multiple Voting shares at a cost of $7.7 million, for an average cost of $4.98 per share. During 2002, 1,685,200 Subordinate Voting and Multiple Voting shares were purchased and cancelled at a cost of $8.1 million, for an average cost of $4.79 per share.

In 2004, as of February 19, the Company purchased for cancellation 92,500 Subordinate Voting Shares at an average cost per share of $12.53.

EHSI has a preferred provider agreement with Omnicare, Inc. to provide pharmacy services to all of EHSI's nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI's disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing on this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.

                                      p.19

                                EXTENDICARE INC.

LOSS (GAIN) FROM ASSET DISPOSALS, IMPAIRMENT AND OTHER ITEMS

                                                                               2003     2002
                                                                              ------   ------
                                                             Net    Net Book   Loss     Loss
                (millions of dollars)                     Proceeds    Value   (Gain)   (Gain)
-------------------------------------------------------   --------  --------  ------   ------
Loss (gain) from dispositions
       Canada sale of nursing home in 2003                   2.0       2.2      0.2       -
       United States sale of nursing facilities in 2002     40.1      33.9        -    (6.2)
Provision for closure, exit costs and loss on disposals
       United States facilities                                                   -     8.3
       Canada home health care B.C. operations                                    -     1.6
       Canada reduction of labour related provisions                              -    (1.5)
Write-off of deferred financing costs                                             -     4.5
Canada sale of assets                                                          (1.1)      -
                                                                               ----    ----
                                                                               (0.9)    6.7
                                                                               ====    ====

Significant factors that affected the Company during the past few years included changes in legislation, changes in the insurance marketplace and the implementation of PPS. In response, management identified assets that were either underperforming or not strategic to its operations. This resulted in a number of dispositions during the period 1998 through 2001, including the sale or lease of all of EHSI's nursing home operations in the States of Florida and Texas. The ceasing of nursing home operations in Florida and Texas limits the Company's future exposure to litigation claims, which have been prevalent in these States. Proceeds from the sale of assets have been used primarily to reduce long-term debt, which improved the Company's leverage and lowered interest costs.

2003 Dispositions

During 2003 the Company reported a pre-tax gain on disposal of assets of $0.9 million (after-tax gain of $0.9 million or $0.01 per share). This related to the sale by the Company of non-core assets for $1.1 million (consisting of cash and a $0.2 million note), during the first quarter of 2003. These assets had been written off in prior years and their sale resulted in a pre-tax gain of $1.1 million. In addition, during the second quarter of 2003, ECI sold an underperforming nursing home in Alberta for gross proceeds of $2.7 million, resulting in a pre-tax loss of $0.2 million. The proceeds were used in part to repay $1.8 million of long-term debt.

2002 Dispositions

On May 31, 2002, Tandem Health Care, Inc. (Tandem) exercised its option to purchase seven Florida properties that it leased from EHSI for gross proceeds of $45.0 million (US$28.6 million, consisting of cash of US$15.6 million and five-year, 8.5% notes receivable of US$13.0 million). This transaction, together with a deferred gain from the April 2001 transaction with Tandem, as described in note 2 to the audited consolidated financial statements, resulted in a pre-tax gain of $6.2 million. EHSI applied US$12.4 million of the net proceeds to reduce its bank debt.

Other Items

On an ongoing basis, the Company reviews the levels of its overall reserves for costs related to its disposed operations, which were estimates made at the time of disposition, and can be subject to revision, which may impact earnings. With respect to EHSI's Florida and Texas operations, reserves were initially established when management decided to exit these States. During 2003 EHSI settled certain Medicare and Medicaid claims, and charged approximately $1.8 million to its reserves for divested operations. During 2002, as a result of events that became known to management, EHSI increased its reserves by $8.3 million related to cost report settlement issues, and settlement claims with suppliers and employees.

As announced in November 2002, the Company ceased operations in the British Columbia home health care market on March 31, 2003. In 2003 these operations accounted for 85,000 hours of service, revenue of $3.1 million and an after-tax loss of $0.2 million. In comparison, in 2002 ParaMed B.C. contributed revenue of $25.9 million and net earnings of $0.4 million, based on 751,000 hours of service. In the fourth quarter of 2002, ECI accrued exit costs of $1.6 million, consisting of $1.1 million for labour related expenses and $0.5 million for operating lease penalties and other costs.

During the 2002 fourth quarter, ECI recorded a reduction in labour related provisions that were no longer required in the amount of $1.5 million.

                                      p.20

                                            2003 ANNUAL REPORT

SUBSEQUENT EVENT

On February 16, 2004, the Company finalized the sale of a nursing home and a retirement home in Ontario, representing 275 beds, for gross proceeds of $19.6 million, of which approximately $6.7 million was used to retire long-term debt. The pre-tax gain on disposal to be reported in the first quarter of 2004 is approximately $13.0 million. For the year 2003, these facilities contributed $13.4 million to revenue, $2.2 million to earnings before depreciation, amortization, interest and income tax, and $1.1 million to net earnings.

QUARTERLY RESULTS

(unaudited) (thousands of dollars unless otherwise noted)     1ST      2ND       3RD       4TH      TOTAL
---------------------------------------------------------   -------  -------   -------   -------  ---------
YEAR ENDED DECEMBER 31, 2003
Revenue                                                     439,303  420,714   433,054   431,543  1,724,614
EBITDA(1)                                                    39,501   46,075    50,651    50,603    186,830
                                                            =======  =======   =======   =======  =========
Earnings from health care before undernoted                   4,310    9,658    12,569    14,348     40,885
Gain (loss) from asset disposals and other
  items, net of tax                                           1,081     (176)        -         -        905
                                                            -------  -------   -------   -------  ---------
Earnings from health care                                     5,391    9,482    12,569    14,348     41,790
Share of earnings of Crown Life
  Earnings before undernoted                                  3,067    2,643     1,197     2,559      9,466
  Reduction of provision by Crown Life                        9,418        -         -         -      9,418
                                                            -------  -------   -------   -------  ---------
Net earnings                                                 17,876   12,125    13,766    16,907     60,674
                                                            =======  =======   =======   =======  =========
Earnings per share ($)
  Health care operations before undernoted                     0.06     0.14      0.18      0.21       0.59
  Gain from asset disposals and other items                    0.01        -         -         -       0.01
  Share of earnings of Crown Life                              0.18     0.04      0.02      0.03       0.27
                                                            -------  -------   -------   -------  ---------
Basic earnings per share ($)                                   0.25     0.18      0.20      0.24       0.87
                                                            =======  =======   =======   =======  =========
Diluted earnings per share ($)                                 0.25     0.18      0.19      0.24       0.86
                                                            -------  -------   -------   -------  ---------
US/Canadian dollar exchange
  (average rate for the quarter)                             1.5102   1.3990    1.3807    1.3184     1.4015
                                                            -------  -------   -------   -------  ---------
YEAR ENDED DECEMBER 31, 2002

Revenue(a)                                                  432,422  430,323   443,954   452,086  1,758,785
EBITDA                                                       38,920   42,514    42,980    35,927    160,341
                                                            =======  =======   =======   =======  =========
Earnings from health care before undernoted                   2,952    5,292     6,027       997     15,268
Loss from asset disposals and other items, net of tax             -   (3,786)        -       (68)    (3,854)
                                                            -------  -------   -------   -------  ---------
Earnings from health care                                     2,952    1,506     6,027       929     11,414
Share of earnings of Crown Life                               2,984      575     1,893     2,068      7,520
                                                            -------  -------   -------   -------  ---------
Net earnings                                                  5,936    2,081     7,920     2,997     18,934
                                                            =======  =======   =======   =======  =========
Earnings (loss) per share ($)
  Health care operations before undernoted                     0.04     0.07      0.08      0.02       0.21
  Loss from asset disposals and other items                       -    (0.05)        -         -      (0.05)
  Share of earnings of Crown Life                              0.04     0.01      0.03      0.02       0.10
                                                            -------  -------   -------   -------  ---------
Basic and diluted earnings per share ($)                       0.08     0.03      0.11      0.04       0.26
                                                            =======  =======   =======   =======  =========
US/Canadian dollar exchange
  (average rate for the quarter)                             1.5946   1.5546    1.5626    1.5701     1.5704
                                                            -------  -------   -------   -------  ---------

(a) Revenue for 2002 has been restated for the reclassification of certain items between other revenue and operating costs.

(1) EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has excluded the line item `loss (gain) from asset disposal and other items' reported separately on its income statement, as this relates to gains or losses on the disposal of assets, provisions for ceased operations and the write-off of unamortized financing costs on early retirement of debt. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

                                      p.21

                                EXTENDICARE INC.

The preceding table presents an unaudited consolidated summary of Extendicare's operating results on a quarterly basis for 2003 and 2002. The Company has presented both EBITDA and results before certain items to assist the reader in gaining a better understanding of the Company's quarterly trends and of the year-over-year results discussion that follows.

The Company's quarterly results were impacted by asset sales during the first and second quarters of 2003, which netted a gain of $0.9 million in 2003, for an after-tax impact of $0.01 per share. In addition, during the first quarter of 2003, the Company's share of earnings of Crown Life included $9.4 million ($0.14 per share) related to the recording by Crown Life of a reduction of provisions previously set up for certain contingent liabilities. During 2002 the Company's results were impacted by a loss from asset disposals and other items of $6.7 million, which on an after-tax basis was a loss of $3.9 million or a $0.05 loss per share.

Over 70% of Extendicare's revenue is derived from its U.S. operations, and therefore, the Company's financial results are subject to fluctuations in the foreign exchange rate on translation of its U.S. results to Canadian dollars. During 2003 the Canadian dollar strengthened and reduced the Canadian dollar equivalent of its U.S. results. This had a significant impact on revenue, which was reduced by $148.3 million year over year. In addition, the stronger Canadian dollar reduced EBITDA by $16.9 million and net earnings by $3.4 million. Similarly, the change in the foreign exchange rate impacted the quarterly trends during the year. For example, the Company reported a decline in consolidated revenue for the fourth quarter of 2003 from the third quarter. However, this was due to the strengthening of the Canadian dollar having a $13.7 million negative impact on revenue, though only a $0.3 million negative impact on net earnings.

As described under "Significant Developments in 2003 and 2002", other factors affecting the quarterly results included funding changes, most notably those of the U.S. Medicare and Medicaid programs. The majority of the states in which EHSI operates have fiscal years beginning July 1, and this is when their Medicaid funding changes occur. Medicare funding changes typically occur on October 1 of each year. The Company's fourth quarter results of 2002, and that of the first nine months of 2003, were impacted by a reduction in Medicare funding on October 1, 2002. On October 1, 2003, long-term care providers received an increase in Medicare funding in excess of the expected annual inflationary adjustment, which improved the Company's results. In Canada, the Company realized a significant improvement in long-term care funding in the third quarter of 2003 due to initiatives of the Ontario and Alberta governments to enhance resident care.

FOURTH QUARTER RESULTS

Revenue during the fourth quarter of 2003 increased by $42.3 million, or 9.5% over the fourth quarter of 2002, before the impact of the change in the foreign exchange rate of $56.6 million, the ceasing of home health care operations in British Columbia of $5.8 million, and the sale of an Alberta nursing home of $0.4 million. The U.S. operations contributed $27.4 million to this increase and $14.9 million was from the Canadian operations. The keys to this strong improvement were higher funding levels, growth in Medicare patient census, the new Ontario nursing homes, and additional home health care hours provided.

EBITDA rose to $50.6 million in the 2003 fourth quarter from $35.9 million in the same quarter of 2002. EBITDA as a percent of revenue increased to 11.7% from 7.9% in the prior year quarter.

U.S. EBITDA rose to $38.4 million from $24.1 million in the prior year quarter. Increased funding and growth in Medicare patient census contributed to the improvement in earnings. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $6.9 million and net earnings by $1.7 million.

EBITDA from Canadian operations rose to $12.2 million from $11.8 million in the prior year quarter. The Company benefited from the new Ontario nursing homes and funding improvements; however, a substantial portion of the funding was used to support increased costs of resident care, through enhanced staffing levels, higher wages and benefits, and supplies. As well, the Company has made investments into ensuring Extendicare has effective quality control measures in place.

                                      p.22

                               2003 ANNUAL REPORT

In comparison to the third quarter of 2003, Extendicare's EBITDA for the fourth quarter of 2003 was essentially flat at $50.6 million compared to $50.7 million, with the improvements from the U.S. operations offset by the results of the Canadian operations.

U.S. EBITDA improved by $3.4 million sequentially, prior to a $1.6 million negative impact of the foreign exchange rate. The improvement in revenue from the Medicare rate increases and census levels was significantly offset by higher labour related costs due to the implementation of wage rate increases, staffing levels and holiday benefits.

EBITDA from Canadian operations declined by $1.9 million from the 2003 third quarter. This was primarily due to a seasonal increase in utility costs of $1.0 million and higher labour related costs of $0.7 million, largely due to increased staffing levels and wage rate increases.

In addition, the Company's 2003 fourth quarter results improved over the third quarter due to the receipt of $1.7 million of unaccrued interest income and due to a reduction in the effective tax rate resulting from the utilization of state net operating losses not previously benefited.

ANNUAL RESULTS

Below is a reconciliation of earnings (loss) before income taxes and EBITDA.

                (millions of dollars)                         2003   2002   2001
---------------------------------------------------------    -----  -----   -----
Earnings (loss) before income taxes                           66.3   22.6   (59.8)
Add (deduct):
   Depreciation and amortization                              63.7   69.0    71.5
   Interest, net                                              57.7   62.0    65.2
   Loss (gain) from asset disposals, impairment and other
   items                                                      (0.9)   6.7    50.2
                                                             -----  -----   -----
EBITDA                                                       186.8  160.3   127.2(a)
                                                             =====  =====   =====

(a)  Does not add due to rounding

FISCAL YEAR 2003 COMPARED WITH 2002

     (millions of dollars)       2003   2002  Change
-------------------------------  ----   ----  ------
NET EARNINGS
United States                    28.0    1.6   26.4
Canada                           13.8    9.8    4.0
                                 ----   ----  -----
                                 41.8   11.4   30.4
Share of earnings of Crown Life  18.9    7.5   11.4
                                 ----   ----  -----
                                 60.7   18.9   41.8
                                 ====   ====  =====

Extendicare's net earnings increased to $60.7 million ($0.86 per diluted share) in 2003 compared to $18.9 million ($0.26 per diluted share) in 2002. The Company's 2003 share of earnings of Crown Life of $18.9 million included $9.4 million ($0.14 per share) related to the recording by Crown Life of a reduction in provisions previously set up for certain contingent liabilities. Net earnings from health care operations rose $30.4 million to $41.8 million in 2003, with improvements from both the U.S. and Canadian operations. Improvements from U.S. operations were primarily due to management's continued emphasis on growing revenue, particularly through increased Medicare patient census. Growth in Canadian operations stemmed primarily from the new Ontario nursing homes, improved performance from the home health care business, and new management contracts. In addition, funding changes improved operations on both sides of the border.

                                      p.23

                                EXTENDICARE INC.

The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.4015 for 2003 and 1.5704 for 2002. The stronger Canadian dollar compared with the foreign exchange rate used for 2002 had a $3.4 million negative impact on 2003 net earnings.

    (millions of dollars unless otherwise noted)         2003     2002    Change   Change (%)
------------------------------------------------------  -------  -------  ------   ----------
REVENUE
United States (prior to impact of change in
foreign exchange rates)                                 1,379.0  1,292.2    86.8        6.7
Impact of change in foreign exchange rates               (148.3)       -  (148.3)         -
                                                        -------  -------  ------    -------
United States as reported                               1,230.7  1,292.2   (61.5)      (4.8)
Canada                                                    493.9    466.6    27.3        5.9
                                                        -------  -------  ------    -------
                                                        1,724.6  1,758.8   (34.2)      (1.9)
                                                        =======  =======  ======    =======
US/Canadian dollar exchange (average rate for the year)  1.4015   1.5704 (0.1689)     (10.8)
                                                        -------  -------  ------    -------

Revenue increased by $138.2 million, or 8.0%, over the prior year, before the impact of: the change in the foreign exchange rate of $148.3 million; the ceasing of home health care operations in British Columbia of $22.8 million; and the sale of an Alberta nursing home of $1.3 million. The U.S. operations contributed $86.8 million to this increase and the Canadian operations contributed $51.4 million.

Revenue from U.S. operations grew by $86.8 million over 2002 prior to the impact of the stronger Canadian dollar. This was due to several factors as summarized below, and explained in the discussion that follows.

($ millions)

41.8   -       increase in nursing home resident census (Medicare $52.2 million,
               Medicaid $(4.0) million and private/other $(6.4) million);

30.7   -       increase in average nursing home rates (Medicare $(7.3) million,
               Medicaid $25.2 million, and private/other $12.8 million);

10.7   -       increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;

 1.9   -       improvement from outpatient therapy services;

 3.5   -       improvement in assisted living operations due to higher rates and resident census;

 1.0   -       favourable change in Medicare and Medicaid settlements; and a

(2.8)  -       decline in other revenue, primarily related to lower lease income on the 2002 sale of homes.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

    U.S. Nursing Home Operating Statistics          2003        2002      Change (%)
-----------------------------------------------   ---------   ---------   ----------
Average daily census                                 12,901      12,727      1.4
                                                  ---------   ---------   ------
Medicare (Part A and B) average daily rate        US$322.64   US$331.23     (2.6)
Medicare Part A, average daily rate               US$298.81   US$305.21     (2.1)
Medicare residents as a percent of census              15.5        13.4     15.7
Medicare average daily census                         1,997       1,699     17.5
                                                  ---------   ---------   ------
Medicaid average daily rate                       US$132.99   US$126.56      5.1
Medicaid residents as a percent of total census        67.3        68.6     (1.9)
Medicaid average daily census                         8,682       8,737     (0.6)
                                                  ---------   ---------   ------

Average U.S. nursing home occupancy in 2003 climbed to 91.5% from 90.3% in 2002, resulting in higher revenue of $41.8 million. In particular, Medicare patient census improved to 15.5% of total nursing home resident census in 2003 from 13.4% in the prior year, which accounted for $52.2 million of the additional revenue. This was partially offset by a lower number of residents from the private pay and Medicaid payor sources.

                                      p.24

                               2003 ANNUAL REPORT

Revenue in 2003 improved by $30.7 million due to the higher average daily Medicaid and private pay rates, partially offset by a lower average daily Medicare rate. As discussed under "Significant Developments in 2003 and 2002 - Legislative Actions Affecting U.S. Revenue", CMS reduced Medicare Part A rates on October 1, 2002, which resulted in a lower average daily Medicare Part A rate of US$292.93 for EHSI during the first nine months of 2003, in comparison to US$311.55 during the same period of 2002. On October 1, 2003, CMS implemented an Administrative Fix, which reinstated some of the funding lost in 2002. This in combination with the annual inflationary increase and an improvement in EHSI's Medicare patient acuity mix raised EHSI's average daily Medicare Part A rate to US$315.61 during the fourth quarter of 2003. Average daily Medicaid rates increased 5.1% in 2003 relative to 2002. For a number of states, the increase was primarily attributable to higher acuity care levels and funding for increased state assessment fees and taxes. In addition, EHSI's average daily Medicaid rate was impacted by settlement adjustments for prior periods. Excluding these settlement adjustments, EHSI's average daily Medicaid rate was US$131.31 for 2003 relative to US$126.03 in 2002, a rise of 4.2%.

During 2003 favourable prior year Medicare and Medicaid adjustments of $1.0 million were realized in comparison to 2002. A recovery of $5.9 million (US$4.2 million) in Medicaid revenue occurred in 2003 as a result of a favourable court decision in the State of Ohio relating to the recovery of alleged government overpayments for adjudicated Medicaid cost report periods. Medicaid cost settlements for prior year cost reports increased revenue by $1.5 million (US$1.1 million) in 2003, compared to $2.7 million (US$1.7 million) in 2002. During 2003 the Company recorded a provision, or contractual revenue adjustment, of $3.7 million (US$2.7 million) related to prior year Medicare settlement receivables.

Revenue for 2003 from Canadian operations improved by $51.4 million, or 11.7%, after adjusting for ceased operations which accounted for a $24.1 million year-over-year decline. The improvement from continuing operations was due to: the opening of four Ontario nursing homes in 2003, and one in May of 2002, which contributed approximately $16.9 million; funding enhancements for long-term care services to support greater care and staffing needs of approximately $20.5 million; improvements in ongoing home health care operations of $11.7 million; and $2.3 million from additional management contracts and other miscellaneous revenue. Funding for long-term care services increased in Ontario and Alberta during the third quarter of 2003 as discussed under "Significant Developments in 2003 and 2002 - Legislative Actions Affecting Canadian Revenue".

Hours of service provided by the home health care operations improved to 4.87 million from 4.68 million in 2002, excluding the ceased British Columbia operations. In Ontario, ParaMed Home Health Care contracts the majority of its services with the Community Care Access Centres (CCACs). During 2002 the CCACs restricted the number of home care hours to all providers in response to budget constraints. While this did not affect the number of contracts awarded to ParaMed, it did affect the hours provided under such contracts. This eased somewhat in 2003, as ParaMed's volumes in Ontario increased over 2002 as a whole. However, ParaMed did experience a 2.3% drop in volumes, or 29,000 hours, in the fourth quarter of 2003 in comparison to the third quarter due to continued pressure from the CCACs.

                                                       % OF             % of    EBITDA    EBITDA
(millions of dollars unless otherwise noted)   2003   REVENUE    2002  Revenue  Change  Change (%)
--------------------------------------------  -----   -------   -----  -------  ------  ----------
EBITDA
United States                                 140.6    11.4     120.5    9.3     20.1     16.7
Canada                                         46.2     9.4      39.8    8.5      6.4     16.1
                                              -----    ----     -----    ---     ----     ----
                                              186.8    10.8     160.3    9.1     26.5     16.5
                                              =====    ====     =====    ===     ====     ====

EBITDA rose $26.5 million, or 16.5%, to $186.8 million in 2003, and as a percent of revenue increased to 10.8% from 9.1% in the prior year.

U.S. EBITDA rose by $37.0 million, prior to the $16.9 million negative impact of the stronger Canadian dollar. As a percent of revenue, EBITDA improved to 11.4% from 9.3% in 2002. Revenue improvements of $86.8 million discussed above were partially offset by a $49.8 million rise in total operating, administrative and lease costs, prior to the negative impact of the foreign exchange rate. Higher overall costs were primarily related to the rise in number of residents served, in addition to inflationary increases. Items of note were: a $37.3 million, or 4.5%, rise in labour related costs, which included an average wage rate increase of 3.2% in nursing home operations; $6.8 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $6.2 million rise in drug costs due to higher resident census and prices; higher professional fees of $2.9 million primarily related to legal fees and nursing consulting; a $1.0 million increase in utility costs; a $1.7 million decline in the accrual for resident care liability claims; a $3.8 million decrease in lease costs; and $1.1 million rise in other costs. Approximately half of the decline in lease costs resulted from the purchase in 2002 of previously leased facilities, with the remainder due to the termination of equipment leases.

                                      p.25

                                EXTENDICARE INC.

EBITDA from Canadian operations increased by 16.1% to $46.2 million from $39.8 million in the prior year. The ceased operations negatively impacted EBITDA by approximately $1.1 million. As a percent of revenue, EBITDA improved to 9.4%. The $51.4 million improvement in revenue discussed above was partially offset by a $43.9 million rise in total operating, administrative and lease costs, excluding those associated with the ceased operations. Items of note were: additional costs of approximately $14.2 million associated with the new Ontario facilities; a rise of approximately $24.0 million, or 7.4%, in labour related costs in remaining operations; and a $5.7 million increase in other operating costs. Increased labour costs were related to higher wage rates and increased staffing levels to enhance resident care and to accommodate the increased hours of service in the home health care operations.

Depreciation and Amortization

Depreciation and amortization costs declined by $5.3 million, or 7.7%, in 2003 primarily due to the change in the foreign exchange rate, partially offset by an increase of $1.1 million associated with the new Ontario nursing homes.

Interest

Net interest costs declined by $4.3 million, or 6.9%, in 2003 due to the change in the foreign exchange rate, which reduced costs by about $5.0 million; the receipt of $1.7 million of unaccrued interest income; higher net interest costs of about $3.0 million due to the financing of the new Ontario nursing homes; with the remainder due to higher average debt levels, partially offset by lower average rates on debt in the U.S. operations. The interest rate swap and cap agreements in place on the U.S. debt reduced interest costs by $6.3 million in 2003 and $1.9 million in 2002.

Income Taxes

The provision for income taxes for 2003 was $24.5 million compared to $11.2 million in 2002. The effective tax rate was 37.0% for 2003, compared to 49.5% in 2002. The Company's effective tax rate declined in the fourth quarter of 2003 due to the improvement in its U.S. operations taxable earnings, enabling a higher utilization of state net operating losses not previously benefited. Also, the effective tax rate was higher in 2002 due to a shift in income between taxable and non-taxable entities and as a result of not benefiting operating losses in the Company's captive insurance company.

Share of Earnings of Crown Life

Extendicare's equity share of earnings of Crown Life Insurance Company increased to $18.9 million ($0.27 per share) for 2003 from $7.5 million ($0.10 per share) in the prior year. Results for the first quarter of 2003 included Extendicare's share of non-recurring income of $9.4 million ($0.14 per share), as Crown Life recorded a reduction of provisions previously set up for certain contingent liabilities.

FISCAL YEAR 2002 COMPARED WITH 2001

     (millions of dollars)        2002   2001   Change
-------------------------------   ----  -----   ------
NET EARNINGS (LOSS)
United States                      1.6  (55.7)   57.3
Canada                             9.8    8.6     1.2
                                  ----  -----    ----
                                  11.4  (47.1)   58.5
Share of earnings of Crown Life    7.5   10.7    (3.2)
                                  ----  -----    ----
                                  18.9  (36.4)   55.3
                                  ====  =====    ====

Extendicare's net earnings were $18.9 million ($0.26 per share) for the year ended December 31, 2002 compared to a loss of $36.4 million ($0.52 loss per share) in 2001. Pre-tax earnings from health care operations improved by $82.4 million to $22.6 million from a loss of $59.8 million in 2001.

(millions of dollars unless otherwise noted)    2002    2001    Change (%)
--------------------------------------------  -------  -------  ----------
REVENUE
United States                                 1,292.2  1,249.8     3.4
Canada                                          466.6    454.7     2.6
                                              -------  -------     ---
                                              1,758.8  1,704.5     3.2
                                              =======  =======     ===

Revenue in 2002 from ongoing operations rose $114.5 million, or 7.0%, to $1,758.8 million from $1,644.3 million in 2001. The 2001 results included revenue of $60.2 million from assets no longer operated by Extendicare.

                                      p.26

                               2003 ANNUAL REPORT

Revenue from U.S. operations increased by $42.4 million to $1,292.2 million in 2002. Revenue from same-facility operations (those operated throughout 2002 and 2001) improved by $97.6 million and was partially offset by a $55.2 million decline related to operations ceased during 2001. Improvements in same-facility revenue resulted from several factors, including increased patient census and higher rates. The change in the U.S. foreign exchange rate on translation of U.S. operations added $18.1 million to the year-over-year variance.

Key Medicare and Medicaid statistics for the U.S. nursing home operations on a same-facility basis are summarized in the following table.

U.S. Nursing Home Operating Statistics (same-facility)      2002        2001    Change (%)
------------------------------------------------------   ---------   ---------  ----------
Average daily census                                        12,727      12,465      2.1
                                                         ---------   ---------     ----
Medicare average daily rate                              US$331.23   US$334.13     (0.9)
Medicare Part A, average daily rate                      US$305.21   US$313.63     (2.7)
Medicare residents as a percent of total census               13.4        11.4     16.5
Medicare average daily census                                1,699       1,427     19.1
                                                         ---------   ---------     ----
Medicaid average daily rate                              US$126.56   US$120.55      5.0
Medicaid residents as a percent of total census               68.6        69.6     (1.3)
Medicaid average daily census                                8,737       8,676      0.7
                                                         ---------   ---------     ----

U.S. same-facility nursing home occupancy increased to 90.3% from 87.8% in 2001. In particular, Medicare census improved to 13.4% of total nursing census in 2002 from 11.4% in the prior year.

The 2002 average daily Medicare Part A rate of US$305.21 was comprised of an average daily rate for the first nine months of US$311.55 together with a drop in the average daily rate in the fourth quarter to US$287.87 due to the Medicare Cliff net of the market basket increase, as described under "Significant Developments in 2003 and 2002 - Legislative Actions Affecting U.S. Revenue".

Revenue from Canadian operations increased $11.9 million to $466.6 million, due to improvements in the nursing home operations and additional management contracts, partially offset by a decline in the home health care division.

Revenue from Canadian nursing centre operations improved $36.3 million, or 13.0%, to $315.9 million. This improvement was primarily due to new Ontario homes and funding changes to support greater care and staffing needs (flow-through funding), as well as rate increases. New Ontario homes contributed approximately $20.7 million to the year-over-year increase.

Canadian home health revenue declined by $25.8 million. Disposal of the rehabilitative therapy operations in 2001 resulted in lost revenue of $5.1 million. ParaMed experienced a $20.7 million drop in revenue due to a decline in hours of service, which fell 20.9% to 5.43 million in 2002 from 6.87 million in the prior year. ParaMed's volumes have decreased in Ontario, its largest market, and to a lesser extent in B.C. Ninety percent of the drop in hours occurred in Ontario, as a result of budget constraints at the CCACs that contract for the services. During 2002 ParaMed's hours of service provided in B.C. declined by 120,000 to 751,000, as some Regional Health Authorities chose to deliver the services themselves. In addition, funding did not keep pace with rising operating costs, making it uneconomical to take on new contracts. In the 2002 fourth quarter, as a result of the continuing unfavourable home health care climate in B.C., management approved a plan to exit that market by the end of March 2003.

Operating and Administrative Costs

Operating and administrative costs rose $25.2 million, or 1.6%, in 2002 as a result of increased activity from ongoing operations, partially offset by ceased operations. The Company's accrual for potential resident care liability claims charged to operating expense declined $23.8 million year over year to $14.7 million, primarily as a result of ceasing nursing home operations in Texas in the fourth quarter of 2001. A further decline in operating and administrative costs of $54.3 million was due to the ceasing of operations in 2001.

                                      p.27

                                EXTENDICARE INC.

Operating and administrative costs from ongoing operations, excluding resident care liability costs, rose approximately $103.3 million. This included $16.1 million attributable to the change in the U.S. foreign exchange rate on translation of U.S. operations. Wage-related costs, including contracted services, increased year over year by approximately $66.0 million, or 6.0%, primarily due to wage pressures in both the U.S. and Canada and flow-through funding increases, as indicated in the revenue discussion above. The new facilities in Ontario contributed $11.7 million to the year-over-year variance in wage-related costs; however, the drop in home health care hours of service resulted in a reduction of $19.0 million. Remaining operating and administrative costs rose $21.2 million, due primarily to increased business activities such as growth in U.S. Medicare census, new facilities in Ontario and additional management and consulting contracts.

                                                       % of             % of     EBITDA
(millions of dollars unless otherwise noted)  2002    Revenue    2001  Revenue  Change (%)
--------------------------------------------  -----   -------   -----  -------  ----------
EBITDA
United States                                 120.5     9.3      91.7    7.3       31.4
Canada                                         39.8     8.5      35.5    7.8       12.1
                                              -----     ---     -----    ---       ----
                                              160.3     9.1     127.2    7.5       26.0
                                              =====     ===     =====    ===       ====

EBITDA rose 26.0% to $160.3 million in 2002 from $127.2 million in 2001, primarily as a result of improvements in U.S. operations. EBITDA as a percent of revenue increased to 9.1% from 7.5% in 2001.

EBITDA from U.S. operations improved by $28.8 million year over year. The accrual for resident care liability costs charged to operating expense declined $23.8 million to $14.7 million in 2002 as a result of ceasing nursing home operations in Texas. The remaining $5.0 million improvement was largely due to higher Medicare census and increased average daily Medicaid and private pay rates, partially offset by lower average daily Medicare rates.

EBITDA from Canadian operations rose $4.3 million, with $6.8 million of improvements in nursing home operations due to new Ontario nursing homes and funding enhancements. This was partially offset by a $1.3 million decline in home health care operations because of reduced hours of service and a $1.2 million reduction due to the 2001 sale of the rehabilitative therapy operations.

Depreciation and Amortization

Depreciation and amortization charges declined $2.6 million in 2002. The cessation of goodwill amortization upon adoption of the CICA new accounting policy reduced costs by $4.0 million. This was partially offset by an increase in depreciation as a result of the new Ontario nursing homes.

Interest

Interest costs declined $3.2 million in 2002 to $62.0 million as a result of lower debt levels and interest rates, partially offset by additional interest costs in Canadian operations due to financing of the new Ontario facilities.

Income Taxes

The provision for income taxes for 2002 was $11.2 million compared to a recovery of $12.7 million in 2001. The effective tax rate was 49.5% in 2002 compared to 21.2% in 2001. The effective benefit of the pre-tax loss was less in 2001 due to a shift in income between taxable and non-taxable entities and as a result of not benefiting operating losses in the Company's captive insurance company. In the fourth quarter of 2002, the Company reported a shift between current and future income taxes of $9.2 million to reflect a change in U.S. law retroactive to 2001 and enacted on March 9, 2002, which extended the net operating loss carryback period from two years to five years.

Share of Earnings of Crown Life

Extendicare's share of earnings of Crown Life declined to $7.5 million from $10.7 million in 2001. During the second quarter of 2002, Crown Life reported one-time charges related to an interest penalty on the early retirement of debt and the settlement of a reinsurance contract. Extendicare's share of these special charges was $2.5 million.

                                      p.28

                               2003 ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

At December 31, 2003 the Company had cash and cash equivalents of $74.8 million, compared with $52.6 million at December 31, 2002.

Cash flow generated from operations before working capital changes was $92.8 million, $94.6 million and $58.0 million in 2003, 2002 and 2001, respectively. Cash dividends from Crown Life of $22.0 million and $22.6 million were received in 2002 and 2001, respectively, while none were received in 2003. Dividends from Crown Life are at the discretion of its board of directors. The improvement in earnings and reduction in payments for resident care liabilities improved operating cash flow before working capital changes over the past couple of years.

The net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a source of cash of $9.6 million, $5.8 million and $88.8 million in 2003, 2002 and 2001, respectively. The Company has improved its collection efforts with regards to its receivables. In addition, the changes in working capital were impacted by the ceasing of operations, primarily the Texas nursing home operations in 2001. The working capital changes in 2001 included an income tax refund of $34.5 million on U.S. operating losses, while in 2002, working capital was impacted by an increase in taxes recoverable as a result of the change in the U.S. tax loss carryback period from two to five years.

Cash used for investing activities was $65.8 million in 2003, $40.1 million in 2002 and $43.9 million in 2001. Property and equipment expenditures, excluding acquisitions, were net of capital lease financing, and were $64.3 million in 2003, $53.1 million in 2002 and $45.4 million in 2001. The portion of these expenditures related to the growth of the business - such as construction of facilities and bed additions - were approximately $26.0 million, $11.8 million and $9.8 million, respectively. In 2003 the Company spent about $6.0 million on its U.S. construction projects and the remainder for the construction of its Ontario nursing homes. The Ontario nursing home expenditures were net of costs paid directly by Borealis under capital lease arrangements during 2003, 2002 and 2001 of $11.4 million, $30.4 million and $54.0 million, respectively. The remaining property and equipment expenditures represented periodic capital improvements and routine replacement of capital items and totalled $38.3 million, $41.3 million and $35.6 million, over the past three years, respectively. These expenditures have fluctuated due to the timing of major renovation projects to enhance existing facilities. Acquisition costs in 2003 and 2002 of $5.3 million and $11.0 million, respectively, were incurred to purchase U.S. nursing homes. In 2003 proceeds of $2.0 million were realized from the sale of a nursing home in Canada; while in 2002 and 2001, the Company disposed of operations, primarily in the U.S., for proceeds of $19.7 million and $12.2 million, respectively.

Cash used in financing activities was $4.6 million in 2003, $33.4 million in 2002 and $86.6 million in 2001. Activities for 2003 reflected the repayment of debt and purchase of shares for cancellation, partially offset by financing received under capital lease obligations and a decrease in investments held for self-insured liabilities. The 2002 use of cash reflected the purchase and cancellation of shares, financing costs incurred related to the U.S. Senior Note issue and the increase in investments held for self-insured liabilities. The use of cash for financing activities in 2001 largely reflected the Company's reduction of long-term debt.

CAPITAL STRUCTURE

        (millions of dollars unless otherwise noted)               2003         2002         2001
-------------------------------------------------------------   ----------   ----------   ----------
Share capital (including contributed surplus)
  Multiple Voting and Subordinate Voting shares                      294.6        299.1        306.5
  Preferred shares                                                    17.7         18.2         18.5
                                                                ----------   ----------   ----------
                                                                     312.3        317.3        325.0
Retained earnings                                                     32.0        (26.5)       (44.1)
Foreign currency translation adjustment account                       12.1         67.2         69.8
                                                                ----------   ----------   ----------
Shareholders' equity                                                 356.4        358.0        350.7
                                                                ==========   ==========   ==========
Long-term debt, including current portion                            757.5        852.9        811.5

Long-term debt to equity (ratio)                                    2.13:1       2.38:1       2.31:1

Multiple and Subordinate Voting shares (number at period end)   68,487,903   69,664,103   71,320,428

US/Canadian dollar exchange (rate at period end)                    1.2965       1.5776       1.5928
                                                                ----------   ----------   ----------

                                      p.29

                                EXTENDICARE INC.

The closing rates used to translate assets and liabilities of the U.S. operations were 1.2965 at December 31, 2003, 1.5776 at December 31, 2002, and
1.5928 at December 31, 2001. As a result of the stronger Canadian dollar, the Company's assets of its U.S. operations declined by $246.5 million at the end of 2003 and liabilities declined by $191.4 million. The net change in these assets and liabilities resulted in the decrease in the foreign currency translation adjustment account.

Long-term debt, including the portion due within one year, declined $95.4 million to $757.5 million at December 31, 2003. The change in the foreign exchange rate on translation of U.S. dollars accounted for $103.5 million of the decline. During 2003 the Company increased its capital lease obligations by $22.4 million, retired a $1.8 million mortgage on the sale of property, prepaid $6.3 million of notes payable, and met its regular repayment schedule of $6.2 million.

ECI entered into capital lease arrangements with Borealis Long-Term Care Facilities Inc. in 2001 and 2003, to finance the construction of nine nursing homes. At the end of 2003, these obligations totalled $134.2 million at an average financing cost of 8.0%, with annual lease payments over a 25-year term of $13.0 million, maturing in 2026 to 2028.

On June 28, 2002, EHSI refinanced all outstanding indebtedness of its previous credit facility with proceeds from the issuance of 9.5% Senior Notes due 2010 and entered into a new credit facility that expires on June 28, 2007 (the "Credit Facility"), which provides senior secured financing of up to US$105.0 million on a revolving basis. At December 31, 2003, there were no borrowings drawn under EHSI's Credit Facility, other than support for US$45.3 million of letters of credit.

EHSI's Credit Facility requires that it comply with various financial covenants on a consolidated basis, including: a minimum fixed charge coverage ratio of
1.10 to 1 and increasing to 1.20 to 1 in 2005; a minimum tangible net worth starting at 85% of EHSI's tangible net worth at March 31, 2002 and increasing by 50% of EHSI's net income for each fiscal quarter plus 100% of any additional equity raised; a maximum senior leverage ratio of 4.25 to 1 and reducing to 4.00 to 1 in 2005; and a maximum senior secured leverage ratio of 1.75 to 1 and reducing to 1.50 to 1 in 2005. EHSI was in compliance with all of its financial covenants as of December 31, 2003.

In addition, under the terms of its Senior Notes, EHSI is restricted from incurring any additional indebtedness if its fixed charge coverage ratio, determined on a pro forma basis, is less than or equal to 2.0 to 1. EHSI is currently in excess of this minimum requirement. The fixed charge coverage ratio is defined under EHSI's Senior Notes agreement and is represented by a ratio of consolidated cash flow to fixed charges. In general: fixed charges consist of interest expense, including capitalized interest, amortization of fees related to debt financing and rent expense deemed to be interest; and consolidated cash flow is net income prior to the aforementioned fixed charges, and prior to income taxes and losses on disposal of assets.

In order to hedge its exposure to fluctuations in the market value of the Senior Notes, EHSI entered into a five-year interest rate swap contract with a notional amount of US$150.0 million. The contract effectively converted up to US$150.0 million of EHSI fixed interest rate indebtedness into variable interest rate indebtedness. The counterparty to the interest rate swap can call it upon 30 days notice.

In June 2002 EHSI entered into a five-year interest rate cap with a notional amount of US$150.0 million. Under this cap, EHSI pays a fixed rate of interest equal to 0.24% and receives a variable rate of interest equal to the excess, if any, of the one-month LIBOR, adjusted monthly, over the cap rate of 7%. The Company uses the interest rate cap to offset possible increases in interest payments under the interest rate swap, resulting from market interest rate increases over a certain level. The counterparty to the interest rate cap can call it upon 30 days notice.

EHSI has US$200.0 million of 9.35% Senior Subordinated Notes due 2007, of which Extendicare Inc. held US$27.9 million at December 31, 2003.

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2003 was approximately 7.8%. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 68.8% of the long-term debt was effectively at fixed rates.

The Company has been acquiring its common shares for cancellation since 1998 under the terms of its normal course issuer bids. Since 1998, the Company has acquired 7,769,800 Multiple Voting and Subordinate Voting shares at a cost of $34.2 million, or an average cost of $4.40 per share. During 2003 the Company acquired 1,540,700 Multiple Voting and Subordinate Voting shares at a cost of $7.7 million, or an average cost of $4.98 per share. The reduction in preferred shares relates to the Company's annual purchase obligation of its Class I, Preferred Shares Series 2, whereby the Company is obliged to make its best efforts to acquire 71,637 of these shares annually on the open market.

                                      p.30

                               2003 ANNUAL REPORT

A copy of the current normal course issuer bid, filed on November 27, 2003, may be obtained by contacting the Corporate Secretary of the Company. The current bid expires on November 26, 2004 and is for the purchase and cancellation of up to 4,700,000 Subordinate Voting Shares, 600,000 Multiple Voting Shares and 38,000 Class II Preferred Shares, Series 1.

The Company's share capital is also impacted by the exercising of stock options to acquire Subordinate Voting Shares. During 2003, 364,500 Subordinate Voting Shares were issued pursuant to the exercise of stock options, compared to 28,875 in 2002 and 22,000 in 2001. Options for 2,297,250 Subordinate Voting Shares have been granted, of which 944,875 were exercisable at the end of 2003.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

Management believes that cash from operations together with available bank credit facilities will be sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At December 31, 2003, EHSI had cash and cash equivalents of US$48.9 million and US$59.7 million available under its revolver loan, and Extendicare's Canadian operations had cash and available bank lines totalling $12.0 million.

Principal payments on long-term debt and payments under non-cancellable leases requiring future minimal rentals are as follows:

   (millions of dollars)            2004    2005    2006    2007    2008   After 2008  Total
-----------------------------      ------  ------  ------  ------  ------  ----------  -----
Canadian operations
  Long-term debt                     3.6     4.0    14.2      4.5   26.7       97.1    150.1
  Capital lease obligations         13.0    13.0    13.0     12.9   12.9      238.5    303.3
  Operating lease obligations        2.0     1.5     1.2        -      -          -      4.7
U.S. operations
  Long-term debt                     1.6     1.6     1.7    228.5    1.6      238.2    473.2
  Operating lease obligations       11.1    10.6     7.0      5.0    4.6       22.6     60.9

During 2004 capital expenditures, excluding acquisitions, of approximately $90.0 million are planned, including an estimated $35.0 million for growth construction projects. ECI is committed to spending $6.0 million on completion of the new Ontario homes in 2004. The remaining $29.0 million (US$23.0 million) is planned for U.S. construction projects.

EHSI is in the process of completing seven new developments (Phase I), which will add 165 beds during 2004 and 2005. The total cost of the projects is expected to be US$15.2 million, of which US$4.3 million was spent during 2003. Of the remaining costs to be incurred with respect to Phase I, EHSI has signed commitments for US$6.1 million at December 31, 2003. Furthermore, the Board of Directors has approved Phase II, a proposal for eight new developments that will add 329 units in 2005 and 2006 for a cost of approximately US$36.3 million, for which no contracts were signed at year-end.

In February 2004 EHSI prepaid in full $16.9 million (US$13.0 million) in Industrial Revenue Bonds, which will result in a charge to earnings of $0.5 million in the first quarter of 2004 to write off deferred financing costs.

At the end of 2003, the Company's accrual for self-insured general and professional liabilities was $95.4 million compared to $137.0 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $18.5 million in 2003, with the change in the foreign exchange rate accounting for the remaining decline. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in 2003, 2002 and 2001 for potential general and professional liability claims were $13.0 million, $14.7 million and $65.5 million, respectively. Payments for self-insured liabilities in the past three years were $31.5 million, $50.7 million and $57.3 million, respectively. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. As a result, accruals for general and professional liabilities declined significantly from the 2001 level, and in 2003 the Company experienced a tapering off of payments made for resident care liability claims, reflecting the wind-down of claims associated with discontinued operations. The Company completed an independent actuarial review as part of the year-end audit, which confirmed the adequacy of the balance sheet reserves for resident care liability claims. The Company estimates that $32.4 million of the accrual for self-insured general and professional liabilities will be paid within the next fiscal year. The timing of payments is not directly within the Company's control and therefore, estimates could change in the future. Management believes the Company has provided sufficient reserves as of December 31, 2003 for estimated costs of self-insured liabilities.

                                      p.31

                                EXTENDICARE INC.

The Company invests funds to support the accrual for self-insured liabilities. These funds, reported as part of other assets, totalled $40.6 million at the end of 2003, compared to $56.2 million at the end of 2002. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

RELATED PARTY TRANSACTIONS

In the fourth quarter of 2003, Extendicare Inc. made an investment of $2.5 million in THiiNC Information Management Inc. (THiiNC), a provider of electronic health information and record management services. The Chairman and one other Director of Extendicare are board members of THiiNC and certain Directors of Extendicare are also either direct or indirect shareholders of THiiNC. In addition, the Chairman of Extendicare serves as Chairman, President and Chief Executive Officer of a company with contracts to provide management services to THiiNC and that also holds an equity interest in THiiNC.

Extendicare pays rent to Crown Life for rental of certain office premises, which for 2003 amounted to $1.3 million (2002 - $1.3 million).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). For a full discussion of the Company's accounting policies as required by GAAP, see the accompanying notes to Extendicare's December 31, 2003 audited consolidated financial statements. The policies discussed below are considered to be critical to an understanding of the Company's financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. Specific risks related to these critical accounting policies are also described below.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

More than 75% of the Company's revenue from its U.S. operations is derived from services provided under various federal or state medical assistance programs. EHSI records its nursing home revenue in the period in which the services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Estimation differences between final settlements and amounts recorded in previous years are reported as adjustments to revenue in the period such settlements are determined. Due to the complexity of laws and regulations governing the federal and state reimbursement programs, there is a possibility that recorded estimates may change by a material amount.

In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI's largest market for both its long-term care and home health care services. It represented approximately 75% of ECI's total revenue in 2003. Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or envelopes, for services such as nursing, programs, food and accommodation. ECI receives a fixed amount per resident day for accommodation and may retain any excess over costs incurred. For the remaining envelopes, any deviation in actual costs from scheduled rates is either incurred by ECI (if costs exceed rates) or is returned to the government (if costs are below rates). ECI's home health care operations received 91.4% of their revenue from contracts tendered by locally administered provincial agencies in 2003.

The Company's revenue from assisted living facilities is received primarily from private pay residents, and is recorded in the period in which the services are provided at rates established by the Company based upon market conditions in the area of operation.

                                      p.32

                               2003 ANNUAL REPORT

The Company records receivables at the net realizable value expected from federal, state and provincial reimbursement programs, other third-party payors or individual residents. The Company also estimates which receivables may be collected within one year and reflects those not expected to be collected within one year as non-current. Management continually monitors and adjusts the allowances associated with these receivables. Allowances for bad debts from other third-party payors or from individual patients are recorded based upon a specific assessment of an account's collection risk and the Company's historical experience by payor type. If circumstances change, for instance due to economic downturn, resulting in higher than expected defaults or denials, management's estimates of the recoverability of receivables could be reduced by a material amount.

Due to differences in the government funding structures for the services provided, the Company's Canadian operations are not subject to similar risks associated with the collection of accounts receivable as are the U.S. operations. As a result, 93% of the Company's allowance for current accounts receivable is associated with its U.S. operations. The allowance for doubtful accounts for current accounts receivable totalled $16.4 million and $16.2 million at December 31, 2003 and 2002, respectively.

The Company's portion of accounts receivable that are classified as long-term in nature are largely related to EHSI's outstanding Medicare and Medicaid receivables as discussed under "Significant Developments in 2003 and 2002 - Medicare and Medicaid Settlement Receivables". The general contractual allowance for these non-current accounts receivable totalled $11.0 million and $24.3 million at December 31, 2003 and 2002, respectively.

VALUATION OF ASSETS AND ASSET IMPAIRMENT

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment based on estimates of undiscounted future cash flows. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic and regulatory factors.

Goodwill and other intangible assets with an indefinite life are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential impairment is identified by comparing the fair value of each reporting unit and the value of other assets in that reporting unit. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset.

A substantial change in estimated future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment. Changes which may impact future cash flows include, but are not limited to, competition in the marketplace, decreases in government funding, increases in wages or other operating costs, increased litigation and insurance costs and increased operational costs resulting from changes in legislation and regulatory scrutiny. As detailed in note 2 to the audited consolidated financial statements, the loss (gain) from asset disposals, impairment and other items totalled $(0.9) million, $6.7 million, and $50.2 million in 2003, 2002 and 2001, respectively.

SELF-INSURED LIABILITIES

Insurance coverage for resident care liability and other risks has become increasingly difficult to obtain. The Company self-insures for certain risks related to comprehensive general and professional liability, auto liability, health benefits, employers' liability and workers' compensation. The Company obtains reinsurance coverage in amounts and with such coverage and deductibles as management deems appropriate, based on the nature and risks of the business, historical experiences, availability and industry standards.

The Company accrues for self-insured liabilities based on past trends and information received from an independent actuary. Management regularly evaluates the appropriateness of the carrying value of the self-insured liabilities through an independent actuarial review. General and professional liability claims are the most volatile and significant of the risks that the Company self-insures. Management's estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events and assessments regarding expectations of several factors. These include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.

                                      p.33

                                 EXTENDICARE INC.

Changes in the level of retained risk and other significant assumptions that underlie the Company's estimates could have a material effect on the future carrying value of the self-insured liabilities. For example, the Company's per claim retained risk increased significantly in 2000 for general and professional liability coverage, mainly due to adverse claims development and the level of risk associated with the Florida and Texas operations. Since January 1, 2001, EHSI no longer operates nursing and assisted living facilities in the State of Florida and EHSI exited the Texas nursing home market on October 1, 2001. However, in 2001, as a result of the increase in frequency and severity of claims, the Company recorded a provision of $27.0 million for resident care liability related to the ceased Florida operations. This charge was reported as part of the loss (gain) from asset disposals, impairment and other items, as detailed in note 2 to the audited consolidated financial statements. The Company reports its annual accrual for potential resident care liability claims on its consolidated statements of cash flows, and for the years ended 2003, 2002 and 2001, recorded a provision of $13.0 million, $14.7 million and $65.5 million, respectively. At December 31, 2003, the Company's accrual for self-insured general and professional liabilities totalled $95.4 million, compared to $137.0 million at the beginning of the year.

FUTURE TAX ASSETS AND LIABILITIES

Future tax assets and liabilities are recognized to reflect the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases, and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using tax rates (enacted or substantially enacted at the balance sheet date) anticipated to apply in the periods that the temporary differences are expected to be recovered or settled. A valuation allowance is established based upon management's estimate of whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets depends on the generation of taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies. The Company's valuation allowance for future tax assets totalled $45.8 million and $54.6 million at December 31, 2003 and 2002, respectively.

RISKS AND UNCERTAINTIES

FOREIGN EXCHANGE

The majority of Extendicare's operations are conducted in the United States, which accounted for over 70% of total revenue in 2003. The U.S. operations are self-sustaining and their revenues and expenses are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. As a result, Extendicare's financial position is subject to foreign currency exchange risks, which could adversely impact its operating results. The average annual exchange rates used to translate the revenues and expenses of the U.S. operations to Canadian dollars were: 1.4015 for 2003; 1.5704 for 2002; and 1.5484 for 2001.
The stronger Canadian dollar for 2003 had a negative impact on revenue, EBITDA and net earnings of $148.3 million, $16.9 million and $3.4 million, respectively. The closing rates used to translate the assets and liabilities of the U.S. operations were 1.2965 at December 31, 2003 and 1.5776 at December 31, 2002. The stronger Canadian dollar reduced total assets at December 31, 2003 by $246.5 million and liabilities by $191.4 million.

GOVERNMENT FUNDING

The Company's earnings are highly contingent on government funding, both in the U.S. and Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities. Management is unable to predict whether governments will adopt changes in their reimbursement systems, or if adopted and implemented, what effect such initiatives would have on the Company. For instance, limitations on U.S. Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on reimbursement levels from governmental, private and other sources. As 75% of the Company's operating and administrative costs are wages and associated staff benefits, government funding constraints could have a significant adverse impact on the Company's results from operations and cash flow.

                                      p.34

                               2003 ANNUAL REPORT

MEDICARE AND MEDICAID SETTLEMENT RECEIVABLES

The Company is attempting to settle a number of outstanding U.S. Medicare and Medicaid receivables. Normally, such items are resolved during an annual audit process and no provision is required. However, where differences exist between EHSI and the fiscal intermediary, EHSI may record a general provision. Although management remains confident regarding the successful settlement of these issues, an unfavourable settlement could impair EHSI's earnings and cash flow. At December 31, 2003, EHSI had $66.4 million (US$51.2 million) in gross Medicare and Medicaid settlement receivables with a related allowance for doubtful accounts of $18.2 million (US$14.0 million), reflecting management's estimate of the amounts collectible on Medicare and Medicaid prior period cost reports.

ASSETS, LIABILITIES AND CONTINGENCIES RESULTING FROM U.S. DIVESTITURE PROGRAM

As a result of its divestiture program in Texas and Florida, EHSI has assumed notes from the purchasers and retained interest in, or ownership of, certain nursing home properties and entered into ongoing consulting service agreements with operators in these two States. On December 31, 2003, EHSI held:

(a) an interest in 15 long-term care facilities with Greystone Tribeca Acquisition, L.L.C. (Greystone);

(b)  an aggregate $27.7 million (US$21.4 million) in notes due from Tandem; and

(c) six nursing home properties in Florida and four in Texas, with a book value of $20.5 million (US$15.7 million), that are leased to and operated by Senior Health Properties - South, Inc. (Senior Health - South) and Senior Health Properties - Texas, Inc. (Senior Health - Texas); subleased another 12 properties in Texas to Senior Health - Texas; and held $8.9 million (US$6.9 million) collectively in amounts receivable from Senior Health - South and Senior Health - Texas.

The following provides further details on the Texas and Florida transactions.

(a) In September 2000, EHSI disposed of 11 Florida nursing facilities (1,435 beds) and four Florida assisted living facilities (135 units) to Greystone for initial cash proceeds of US$30.0 million and contingent consideration in the form of a US$10.0 million Vendor Take Back note and two other contingent and interest-bearing notes. The three notes have an aggregate potential value of up to US$30.0 million plus interest. The notes are due in March 2004 and may be retired at any time out of the proceeds from the sale or refinancing of the facilities by Greystone. For the period September 2000 through March 2004, the Company retained the right of first refusal to repurchase the facilities. The Company also retained an option to repurchase the facilities until March 2003; however, the Company elected not to do so. Upon maturity of the contingent notes in March 2004, unless the facilities are sold or refinanced, the Company is entitled to receive the US$10.0 million Vendor Take Back note and accrued interest pursuant to the terms of all three notes. The repurchase options and contingent notes resulted in the initial transaction being accounted for as a deferred sale. There was no gain or loss recorded, and EHSI continues to carry and depreciate the fixed assets on its books, which as of December 31, 2003, had a net book value of $43.7 million (US$33.7 million), and are reported as assets held under divestiture agreement on the balance sheet. The initial cash proceeds are reported as deposits held under divestiture agreement. The Company is currently in discussions with Greystone as to the repayment of the notes and accrued interest. Upon receipt of the final consideration, the Company will record the disposition of the assets and any resulting gain, based on the total consideration received.

(b) With respect to the notes due from Tandem, $22.5 million (US$17.4 million) mature between April 2006 and May 2007, and the remaining $5.2 million (US$4.0 million) is due in December 2007. In February 2004, Tandem refinanced two of the facilities and repaid $5.7 million (US$4.4 million) of notes due in April 2006.

(c) EHSI leases four Texas properties to Senior Health - Texas and six Florida properties to Senior Health - South, with terms that expire in September and December 2006, respectively. Also, EHSI subleases 12 Texas properties to Senior Health - Texas that expire in February 2012. In addition, the Company provides ongoing consulting services to Senior Health - South and Senior Health - Texas. As at December 31, 2003, EHSI had $8.9 million (US$6.9 million) in non-current amounts receivable due at December 31, 2003. As a result, EHSI's earnings and cash flow can be influenced by the financial stability of these unrelated long-term care operators.

                                      p.35

                                EXTENDICARE INC.

EHSI has market risk related to the value of investments in stock and stock warrants that were obtained in connection with the 1998 sale of EHSI's pharmacy operations. EHSI holds 1.5 million in warrants of Omnicare with an option price of US$48.00 per share that expire in September 2005, and 125,000 common shares of Omnicare. These were recorded at the time of sale at a cost of US$4.0 million each. The market value of Omnicare's common stock was US$40.39 at December 31, 2003. In effect, these holdings can be considered contingent purchase price proceeds whose value, if any, may not be realized for several years. These stock and warrant holdings are subject to various trading and exercise limitations. The Company intends to hold them until management believes the market opportunity is appropriate to sell or exercise the holdings. Management monitors the markets to determine the appropriate time to sell or otherwise act with respect to its stock and warrant holdings in order to maximize their value.

SELF-INSURED GENERAL AND PROFESSIONAL LIABILITIES

The Company had $95.4 million in accruals for self-insured general and professional liabilities at December 31, 2003, including estimates of the costs of reported claims and claims incurred but not yet reported. As a result of the adverse claims development experienced by the Company and the long-term care industry as a whole, the Company's per claim retained risk increased significantly in 2000. This was mainly due to risk levels associated with the Florida and Texas operations. The Company was successful in exiting these two highly litigious States and thereby limiting future exposure to general liability claims. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management's estimates, could have a material effect on the future carrying value of the self-insured liabilities.

FUTURE TAX ASSETS AND LIABILITIES

The Company has recorded a financial statement benefit for tax losses and other deferred tax assets based on future anticipated taxable earnings. A valuation allowance of $45.8 million was recorded primarily against capital losses and state net operating losses. The allowance for state net operating losses was to reflect shorter carryforward periods and reductions in various states' apportionments. The amount of the deferred tax assets considered realizable could be further reduced if estimates of future taxable income during the carryforward period are lowered.

DEBT COVENANTS

EHSI is in compliance with all of its financial covenants as of December 31, 2003. While management has a strategy to remain in compliance, there can be no assurance that future covenant requirements will be met. EHSI's bank lines can be affected by its ability to remain in compliance. If EHSI does not remain in compliance, its ability to amend the covenants or refinance its debt can be affected.

OTHER

EHSI entered into a preferred provider agreement with Omnicare pursuant to the divestiture of EHSI's pharmacy operation in 1998, whereby Omnicare provides pharmacy services to all of EHSI's nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim relating to EHSI's disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes that it has interpreted the contract correctly and has complied with its terms. However, there can be no assurance that this claim will not be successful or that other claims will not arise.

CREDIT AND INTEREST RATES

The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps as a hedge of its variable-rate U.S. debt and also to offset possible increases in variable-rate payments under its interest rate swap related to increases in market interest rates.

The Company does not enter into derivative instruments (i.e., interest rate swaps and caps) for any purpose other than interest rate hedging. In other words, the Company does not speculate using derivative instruments and does not engage in trading activity of any kind.

                                      p.36

                               2003 ANNUAL REPORT

In October 2003 Standard & Poor's Rating Service upgraded EHSI's Senior Notes from "B-" to "B", its Senior Subordinate Notes from "CCC+" to "B-", and its Credit Facility from "BB-" to "BB".

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the Company's debt obligations, excluding capital lease obligation as described in note 15 to the consolidated financial statements, and interest rate swaps as of December 31, 2003. It incorporates only exposures that existed at that date and does not consider exposures or positions that could arise subsequently or future interest rate movements. As a result, the information has limited predictive value. The Company's ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

                                                                                             After               Fair
(thousands of dollars unless otherwise noted)   2004    2005     2006     2007      2008     2008      Total     Value
---------------------------------------------   -----   -----   ------   -------   ------   -------   -------   -------
CANADIAN OPERATIONS
Long-term debt
   Fixed rate                                   3,635   3,971   14,173     4,528   26,718    97,068   150,093   184,366
   Average interest rate                         8.98%   9.00%    8.52%     9.08%    6.59%     9.81%     9.05%        -
UNITED STATES OPERATIONS
Long-term debt
   Fixed rate                                   1,568   1,654    1,703   228,540    1,583   196,675   431,723   464,581
   Average interest rate                         8.77%   8.94%    8.98%     9.32%    9.50%     9.51%     9.40%        -
   Variable rate                                    -       -        -         -        -    41,488    41,488    41,488
   Average interest rate                            -       -        -         -        -      1.12%     1.12%        -
Interest rate swaps (fixed to variable):
   Notional amount                                  -       -        -   194,475        -         -   194,475    (5,432)
   Average pay rate (variable rate)                 -       -        -      5.97%       -         -      5.97%        -
   Average receive rate (fixed rate)                -       -        -      9.35%       -         -      9.35%        -
Interest rate caps
   Notional amount                                  -       -        -   194,475        -         -   194,475     1,013
---------------------------------------------   -----   -----   ------   -------   ------   -------   -------   -------

RECENT ACCOUNTING CHANGES

STOCK-BASED COMPENSATION PLAN

As described in note 11 to the audited consolidated financial statements, the Company has a stock-based compensation plan for which, prior to the fourth quarter of 2003, no compensation cost was recorded for employee awards. In November 2003 the CICA amended Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to indicate that a fair value based method of accounting is required for all stock-based payments for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. Using retroactive application, the fair value based method is applied to grants issued for fiscal years beginning on or after January 1, 2002. Alternatively, prospective application is permitted if the new recommendations are adopted for fiscal years beginning before January 1, 2004. Using this alternative, the fair value based method is applied to grants issued on or after the beginning of that fiscal year.

The Company has elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under its stock option plan beginning January 1, 2003. For awards granted under the stock option plan prior to January 1, 2003, the Company continues to apply the intrinsic value based method, whereby no compensation cost is recorded, and consideration paid by employees on the exercise of options is treated as share capital. The Company granted options for 458,000 Subordinate Voting Shares under its stock option plan in 2003. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model and a compensation cost of $0.1 million was charged against income in 2003.

                                      p.37

                                EXTENDICARE INC.

FUTURE ACCOUNTING CHANGES

HEDGING

The CICA issued Accounting Guideline 13 (AG 13), "Hedging Relationships", along with subsequent amendments. AG 13 establishes guidance for the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003, and thus take effect for the Company on January 1, 2004. Retroactive application is not permitted. Currently, the only hedging relationships the Company has are its interest rate swap, which effectively converts fixed-rate debt to floating rates, and an interest rate cap. The interest rate cap is for a notional US$150.0 million and under the new criteria, only US$32.0 million would qualify as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, is used to offset increases in variable-rate interest payments under the interest rate swap to the extent one-month LIBOR exceeds 7%. Under the new criteria, this portion would not qualify as an effective hedge, and as such, would be recognized on the balance sheet and measured at fair value, with changes in fair value recognized currently in income. At December 31, 2003, the fair value of the interest rate cap was a liability of $1.0 million (US$0.8 million), of which $0.8 million (US$0.6 million) would be considered an ineffective hedge under the new Accounting Guideline. The deferred amount of the ineffective hedge at December 31, 2003 of $0.8 million will be amortized over the remaining term of the interest rate cap to December 2007.

VARIABLE INTEREST ENTITIES

In June 2003 CICA issued Accounting Guideline 15 (AG 15), "Consolidation of Variable Interest Entities". The Guideline is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities", and provides guidance for applying principles in
Section 1590, "Subsidiaries", to those entities (defined as Variable Interest Entities, or VIEs) in which either the equity investment at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or the equity investors lack either: voting control; an obligation to absorb expected losses; or the right to receive expected residual returns. AG 15 requires consolidation of VIEs by the party who has exposure to the majority of a VIE's expected losses and/or expected residual returns. The Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. Upon review by the Company, the only entity that currently would qualify under the new guidelines is an entity for which the Company has guaranteed a loan and has first right of refusal on the purchase of the facility as described in note 16 to the audited consolidated financial statements. However, the guarantee expires on November 29, 2004; therefore, the Company does not anticipate consolidating the assets and liabilities of this entity.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Accounting Standards Board issued new standards in CICA Handbook Section 1100 that explain more clearly what constitutes Canadian GAAP and the sources of Canadian GAAP. They identify the primary sources of GAAP and describe their order of authority. When a matter is not dealt with explicitly in the primary sources of GAAP, additional guidance on sources to consult is provided to ensure that the matter is accounted for in accordance with GAAP. The new standards are effective for fiscal years beginning on or after October 1, 2003.

IMPAIRMENT OF LONG-LIVED ASSETS

CICA Handbook Section 3063 establishes new standards for the recognition, measurement, and disclosure of the impairment of long-lived assets, which is effective for fiscal years beginning on or after April 1, 2003. Changes to existing practice include, among others, the determination of an impairment of assets held for use under a two-step process and the measurement of an impairment loss as the amount by which the long-lived asset's carrying amount exceeds its fair value.

                                      p.38

                               2003 ANNUAL REPORT

ASSET RETIREMENT OBLIGATIONS

Effective for fiscal years beginning on or after January 1, 2004, CICA Handbook
Section 3110 establishes new standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of a tangible long-lived asset that results from acquisition, construction, development or normal operations, and require the Company to record the fair value of a liability for an asset retirement obligation.

REVENUE RECOGNITION

The Emerging Issues Committee (EIC) of the CICA issued abstract EIC-141, "Revenue Recognition", which provides interpretive guidance on the application of CICA Handbook Section 3400, "Revenue", and incorporates the principles of the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The abstract provides the three basic criteria (i.e., persuasive evidence of the existence of an arrangement, occurrence of delivery or rendering of services, and fixed or determinable price) that must be met for revenue recognition. The Company is required to apply this new abstract to revenue arrangements entered into in the first quarter of fiscal 2004.

REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables", addresses certain aspects of accounting by a vendor for arrangements under which the Company will perform multiple revenue generating activities. The Company is required to apply this new abstract to revenue arrangements entered into in the first quarter of fiscal 2004.

                           FORWARD-LOOKING STATEMENTS

Information provided by the Company from time to time, including this Annual Report, contains or may contain forward-looking statements concerning the Company's operations, economic performance and financial condition, including the Company's business strategy. Forward-looking statements can be identified because they generally contain the words "anticipate", "believe", "estimate", "expect", "objective", "project", or a similar expression.

Forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company's public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company's ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company's capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company's forward-looking statements.

                                      p.39

                                EXTENDICARE INC.

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Extendicare Inc. and other financial information contained in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management's best estimates and judgements, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position, results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are properly maintained to provide accurate and reliable financial statements.

The Extendicare Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee comprised of unrelated and outside directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements follows.

MEL RHINELANDER (SIGNED)                MARK W. DURISHAN (SIGNED)     February 19, 2004
President and Chief Executive Officer   Vice-President, Finance
                                        and Chief Financial Officer

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF EXTENDICARE INC.

We have audited the consolidated balance sheets of Extendicare Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                         KPMG LLP (SIGNED)
February 19, 2004                       Chartered Accountants

                                      p.40

                               2003 ANNUAL REPORT

                           CONSOLIDATED BALANCE SHEETS

(thousands of dollars) December 31                      2003         2002
---------------------------------------------------   ---------   ----------
ASSETS
Current assets
   Cash and short-term investments                       74,846      52,624
   Accounts receivable                                  150,048     178,715
   Assets under divestiture agreement (note 4)           43,722           -
   Income taxes recoverable                               9,654      17,912
   Future income tax assets (note 13)                    34,571      55,849
   Inventories, supplies and prepaid expenses            13,928      15,709
                                                      ---------   ----------
                                                        326,769     320,809

Property and equipment (note 5)                         821,682     953,591
Goodwill and other intangible assets (note 6)            97,558     120,504
Other assets (note 7)                                   208,130     289,233
                                                      ---------   ----------
                                                      1,454,139   1,684,137

Investment in Crown Life Insurance Company (note 8)     139,278     121,508
                                                      ---------   ----------
                                                      1,593,417   1,805,645
                                                      =========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable and accrued liabilities             268,206     311,062
   Accrual for self-insured liabilities (note 9)         32,413      55,216
   Deposits under divestiture agreement (note 4)         38,895           -
   Current maturities of long-term debt (note 10)         7,409       6,209
                                                      ---------   ----------
                                                        346,923     372,487

Accrual for self-insured liabilities (note 9)            62,990      81,735
Long-term debt (note 10)                                750,094     846,734
Deposits under divestiture agreement (note 4)                 -      47,328
Future income tax liabilities (note 13)                  76,977      99,335
                                                      ---------   ----------
                                                      1,236,984   1,447,619

Shareholders' equity                                    356,433     358,026
                                                      ---------   ----------
                                                      1,593,417   1,805,645
                                                      =========   ==========

Approved by the Board

DAVID J. HENNIGAR (SIGNED)              MEL RHINELANDER (SIGNED)
Chairman                                President and Chief Executive Officer

                                      p.41

                            EXTENDICARE INC.

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(thousands of dollars except per share amounts) Years ended December 31     2003        2002        2001
-----------------------------------------------------------------------   ---------   ---------   ---------
REVENUE (note 12)
Nursing and assisted living centres
   United States                                                          1,182,045   1,236,565   1,187,547
   Canada                                                                   351,981     315,907     279,559
Outpatient therapy - United States                                           16,151      16,144      14,733
Home health - Canada                                                        134,921     146,034     171,809
Other                                                                        39,516      44,135      50,863
                                                                          ---------   ---------   ---------
                                                                          1,724,614   1,758,785   1,704,511
OPERATING AND ADMINISTRATIVE COSTS                                        1,519,567   1,574,325   1,549,152
                                                                          ---------   ---------   ---------

EARNINGS BEFORE UNDERNOTED                                                  205,047     184,460     155,359
Lease costs                                                                  18,217      24,119      28,202
Depreciation and amortization                                                63,657      68,989      71,547
Interest, net                                                                57,749      62,047      65,248
Loss (gain) from asset disposals, impairment and other items (note 2)          (905)      6,689      50,165
                                                                          ---------   ---------   ---------
EARNINGS (LOSS) BEFORE INCOME TAXES                                          66,329      22,616     (59,803)
                                                                          ---------   ---------   ---------

INCOME TAXES (note 13)

Current (recovery)                                                           19,079      (7,108)      8,270
Future (reduction)                                                            5,460      18,310     (20,929)
                                                                          ---------   ---------   ---------
                                                                             24,539      11,202     (12,659)
                                                                          ---------   ---------   ---------

EARNINGS (LOSS) FROM HEALTH CARE                                             41,790      11,414     (47,144)
SHARE OF EARNINGS OF CROWN LIFE (note 8)                                     18,884       7,520      10,738
                                                                          ---------   ---------   ---------
NET EARNINGS (LOSS)                                                          60,674      18,934     (36,406)
                                                                          =========   =========   =========
EARNINGS (LOSS) PER SHARE (note 14)
Basic                                                                          0.87        0.26       (0.52)
Diluted                                                                        0.86        0.26       (0.52)
                                                                          ---------   ---------   ---------

                                      p.42

                               2003 ANNUAL REPORT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               (thousands of dollars) Years ended December 31                   2003       2002        2001
---------------------------------------------------------------------------   --------   ---------   ---------
CASH PROVIDED BY OPERATIONS
Net earnings (loss)                                                             60,674      18,934     (36,406)
Adjustments for:
   Depreciation and amortization                                                63,657      68,989      71,547
   Provision for self-insured liabilities                                       13,010      14,730      65,521
   Payments for self-insured liabilities                                       (31,545)    (50,707)    (57,312)
   Future income taxes (note 13)                                                 5,460      18,310     (20,929)
   Undistributed share of earnings of Crown Life, net of dividends received    (18,884)     14,476      11,874
   Loss (gain) from asset disposals, impairment and other items (note 2)          (905)      6,689      23,213
   Other                                                                         1,309       3,154         447
                                                                              --------   ---------   ---------
                                                                                92,776      94,575      57,955

Net change in operating working capital, excluding cash
   Accounts receivable                                                           4,724      13,167      51,077
   Inventories, supplies and prepaid expenses                                     (225)       (774)        958
   Accounts payable and accrued liabilities                                      1,623       8,168      (3,425)
   Income taxes                                                                  3,532     (14,710)     40,215
                                                                              --------   ---------   ---------
                                                                               102,430     100,426     146,780
                                                                              --------   ---------   ---------

CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES
Property and equipment                                                         (64,347)    (53,145)    (45,377)
Acquisitions (note 3)                                                           (5,346)    (10,985)          -
Net cash proceeds from dispositions (note 2)                                     2,047      19,680      12,236
Other assets                                                                     1,869       4,360     (10,745)
                                                                              --------   ---------   ---------
                                                                               (65,777)    (40,090)    (43,886)
                                                                              --------   ---------   ---------

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issue of long-term debt                                                         11,021     235,585      29,851
Repayment of long-term debt                                                    (14,320)   (235,044)   (104,799)
Purchase of subsidiary public debt                                                   -           -     (24,852)
Decrease (increase) in investments held for self-insured liabilities             5,626     (10,650)     27,989
Purchase of shares for cancellation                                             (8,093)     (8,441)    (10,283)
Financing costs                                                                   (186)    (13,235)     (2,301)
Other                                                                            1,326      (1,638)     (2,167)
                                                                              --------   ---------   ---------
                                                                                (4,626)    (33,423)    (86,562)
                                                                              --------   ---------   ---------
FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY                   (9,805)        162         183
                                                                              --------   ---------   ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                           22,222      27,075      16,515
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  52,624      25,549       9,034
                                                                              --------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        74,846      52,624      25,549
                                                                              ========   =========   =========

                                      p.43

                                EXTENDICARE INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

         (thousands of dollars for amounts)                   2003                   2002                   2001
---------------------------------------------------   --------------------   --------------------   --------------------
              Years ended December 31                   NUMBER     AMOUNT      Number     Amount      Number     Amount
---------------------------------------------------   ----------   -------   ----------   -------   ----------   -------
SHARE CAPITAL (note 11)
Class I Preferred Shares
   Cumulative Redeemable, Series 2
    Issued and outstanding at beginning of year          139,705     3,492      154,405     3,860      173,705     4,343
    Purchased pursuant to obligation                     (17,500)     (438)     (14,700)     (368)     (19,300)     (483)
                                                      ----------   -------   ----------   -------   ----------   -------
    Issued and outstanding at end of year                122,205     3,054      139,705     3,492      154,405     3,860
                                                      ----------   -------   ----------   -------   ----------   -------

   Adjustable Dividend, Series 3
    Issued and outstanding at beginning of year           93,310     2,333       93,310     2,333      165,243     4,131
    Converted to Series 4                                      -         -            -         -      (71,933)   (1,798)
                                                      ----------   -------   ----------   -------   ----------   -------
    Issued and outstanding at end of year                 93,310     2,333       93,310     2,333       93,310     2,333
                                                      ----------   -------   ----------   -------   ----------   -------

   Adjustable Dividend, Series 4
    Issued and outstanding at beginning of year          241,240     6,031      241,240     6,031      169,307     4,233
    Issued on conversion of Series 3                           -         -            -         -       71,933     1,798
                                                      ----------   -------   ----------   -------   ----------   -------
    Issued and outstanding at end of year                241,240     6,031      241,240     6,031      241,240     6,031
                                                      ----------   -------   ----------   -------   ----------   -------
Class II Preferred Shares, Series 1                      382,979     6,319      382,979     6,319      382,979     6,319
                                                      ----------   -------   ----------   -------   ----------   -------

Class I and II Preferred Shares issued
  and outstanding at end of year                                    17,737                 18,175                 18,543
                                                                   -------                -------                -------

Subordinate Voting Shares
    Issued and outstanding at beginning of year       57,107,011   267,894   58,544,511   274,672   60,063,923   282,275
    Purchased pursuant to issuer bid                  (1,107,000)   (5,170)  (1,472,300)   (6,877)  (1,744,900)   (8,201)
    Issued on conversion of Multiple Voting Shares       210,700       524        5,925        15      203,488       506
    Issued pursuant to options                           364,500     1,557       28,875        84       22,000        92
                                                      ----------   -------   ----------   -------   ----------   -------
    Issued and outstanding at end of year             56,575,211   264,805   57,107,011   267,894   58,544,511   274,672
                                                      ----------   -------   ----------   -------   ----------   -------

Multiple Voting Shares
    Issued and outstanding at beginning of year       12,557,092    31,245   12,775,917    31,790   13,204,005    32,855
    Purchased pursuant to issuer bid                    (433,700)   (1,079)    (212,900)     (530)    (224,600)     (559)
    Converted to Subordinate Voting Shares              (210,700)     (524)      (5,925)      (15)    (203,488)     (506)
                                                      ----------   -------   ----------   -------   ----------   -------
    Issued and outstanding at end of year             11,912,692    29,642   12,557,092    31,245   12,775,917    31,790
                                                      ----------   -------   ----------   -------   ----------   -------
SHARE CAPITAL                                                      312,184                317,314                325,005
                                                                   -------                -------                -------
CONTRIBUTED SURPLUS - FAIR VALUE OF STOCK OPTIONS                      144                      -                      -
                                                                   -------                -------                -------

RETAINED EARNINGS (DEFICIT)
Balance at beginning of year                                       (26,545)               (44,108)                (5,661)
Earnings (loss) for the year                                        60,674                 18,934                (36,406)
Purchase of shares in excess of book, net (note 11)                 (1,407)                  (667)                (1,041)
Preferred share dividends                                             (763)                  (704)                (1,000)
                                                                   -------                -------                -------
Balance at end of year                                              31,959                (26,545)               (44,108)
                                                                   -------                -------                -------
FOREIGN CURRENCY TRANSLATION ADJUSTMENT ACCOUNT                     12,146                 67,257                 69,799
                                                                   -------                -------                -------
                                                                   356,433                358,026                350,696
                                                                   =======                =======                =======

                                      p.44

                               2003 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002 and 2001

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  BASIS OF PRESENTATION

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of Extendicare Inc. and its subsidiaries ("Extendicare" or the "Company"). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada, and their subsidiaries.

     The equity method is used to account for the Company's 34.8% ownership interest in Crown Life Insurance Company (Crown Life).

     Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2003.

(B)  CHANGE IN ACCOUNTING POLICIES

     In December 2002 The Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations", which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations. Under Section 3475, assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amounts or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Section 3475 replaced the disposal provisions of Sections 3061, "Property, Plant and Equipment", and 3475, "Discontinued Operations". The Company adopted the recommendations of Section 3475 effective May 1, 2003, with no significant impact on the Company's financial statements.

     In February 2003 the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" (AG 14), which clarifies disclosure requirements for certain guarantees. The effective date is for financial statements of interim and annual periods beginning on or after January 1, 2003. In 2003 the CICA amended Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to require that equity instruments awarded to employees be measured and expensed, thus eliminating a provision which permitted a company to only disclose the fair value. The Company has adopted the recommendations of these releases effective January 1, 2003. Details of the current accounting policies and policy changes related to the new standards are described in notes 1(O), 11, and 16 which follow.

(C)  USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more subjective of such estimates are Medicare cost reimbursement, accrual for self-insured liabilities, impairment of long-lived assets and goodwill, and valuation allowances for future tax assets. The recorded amounts for such items are based on management's best information and judgement, and accordingly, actual results could differ from estimates.

(D)  FOREIGN CURRENCY TRANSLATION

     Foreign operations and foreign currency denominated items are translated to Canadian dollars.

     Revenues and expenses of self-sustaining foreign operations are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Unrealized exchange gains or losses arising on translation are deferred and included in shareholders' equity in the foreign currency translation adjustment account.

     Other assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Translation gains and losses are reflected in earnings in the period in which they arise.

                                      p.45

                                EXTENDICARE INC.

(E)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and short-term investments less bank overdraft and outstanding cheques. Short-term investments, comprised of money market instruments, have a maturity of 90 days or less from their date of purchase and are stated at cost, which approximates net realizable value.

(F)  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed by the straight-line method at rates based on the following estimated life expectancies.

Buildings                   20 to 40 years
Building improvements       5 to 30 years
Furniture and equipment     varying periods not exceeding 15 years
Land improvements           10 to 25 years
Leasehold improvements      the shorter of the useful life of the improvements or the initial term of the lease

     Nursing home assets leased to unrelated operators under operating lease arrangements are stated at cost less accumulated depreciation. Provisions for depreciation are computed as outlined above.

     Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the facility is opened. Depreciation of the facility, including interest capitalized, is commenced the month after the facility is opened based upon the useful life of the asset, as outlined above.

     Government grants funded over extended periods to construct facilities are present valued and recorded as long-term receivables, with an offset to the cost of construction, once all conditions of the grant are met.

(G)  LEASES

     Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalizing a lease under accounting principles generally accepted, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as described in note 1(F). Rental payments under operating leases are expensed as incurred.

(H)  DEFERRED CHARGES

     Costs associated with obtaining financing are deferred and amortized over the life of the related debt. The costs of acquiring leasehold rights are deferred and amortized over the term of the lease including renewal options. Deferred charges are stated at cost less accumulated amortization and are included in other assets in the consolidated balance sheets.

(I)  GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill represents the cost of acquired net assets in excess of their fair market values. The purchase method of accounting is used for all business combinations.

     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

     Other intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. Other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options.

                                      p.46

                               2003 ANNUAL REPORT

(J)  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. The amount of any impairment is determined as the excess of the asset's net carrying value over its estimated net recoverable amount, as determined by its estimated future cash flows or current market value, as appropriate.

(K)  ACCRUAL AND INVESTMENTS HELD FOR SELF-INSURED LIABILITIES

     The Company self-insures certain risks related to general and professional liability. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not reported and is based on estimates of loss based on assumptions made by management, including consideration of actuarial projections.

     The Company invests funds to support the accrual for self-insured liabilities. These funds are investment grade, are carried at amortized cost approximating market value and are classified in other assets as investments held for self-insured liabilities.

     The Company also self-insures certain risks related to auto liability, health benefits, employers' liability and workers' compensation and accruals for these self-insured risks are included in accounts payable and accrued liabilities.

(L)  REVENUE

     In the United States, nursing centre revenue results from the payment for services and products from various federal and state medical assistance programs as well as private-pay residents. Revenue is recorded in the period in which services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Differences between final settlements and amounts recorded in previous years are reported as adjustments to revenue in the period such settlements are determined.

     In Canada, the fees charged by ECI for its nursing centres and home care services are regulated by provincial authorities. Provincial programs fund a substantial portion of these fees. Revenue is recorded in the period in which services and products are provided.

(M)  INCOME TAXES

     The Company follows the asset and liability method of tax allocation, which is based on differences between financial reporting and tax bases of assets and liabilities. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date. Realization of future tax assets is dependent on the availability of taxable income of similar character.

(N)  EMPLOYEE FUTURE BENEFITS

     The costs of the Company's defined benefit pension plans, post-retirement health, life insurance and other post-employment benefits are accrued as earned, based on actuarial valuations. The Company's pension fund assets are valued at market values and the net actuarial gain or loss in excess of 10% of the greater of the benefit obligations and the market value of plan assets is amortized over the average remaining service periods of active employees. Employee future benefit obligations are measured using market interest rates for high quality debt instruments.

(O)  STOCK-BASED COMPENSATION PLAN

     The Company has a stock-based compensation plan, which is described in note
     11. CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", recommends the recognition of an expense for option awards using the fair value method of accounting. It permits the use of other methods, including the intrinsic value based method, provided pro forma disclosures of net earnings and earnings per share applying the fair value method are reported. The Company adopted the recommendations of
     Section 3870 prospectively, applied to awards granted under the plan beginning January 1, 2003. For awards granted under the plan prior to January 1, 2003, the Company applies the intrinsic value based method, whereby no compensation cost is recorded, and consideration paid by employees on the exercise of stock options is treated as share capital. The change in accounting policy was implemented during the fourth quarter effective for January 1, 2003 and, accordingly, has not been reflected in the Company's 2003 quarterly interim financial statements.

                                      p.47

                                EXTENDICARE INC.

 2. LOSS (GAIN) FROM ASSET DISPOSALS, IMPAIRMENT AND OTHER ITEMS

    The following summarizes the components of the loss (gain) from asset disposals, impairment and other items.

                                                                                      2003     2002     2001
                                                                                     ------   ------   ------
                                                       Proceeds Net       Net Book    Loss     Loss     Loss
             (thousands of dollars)                of Disposition Costs    Value     (Gain)   (Gain)   (Gain)
------------------------------------------------   --------------------   --------   ------   ------   ------
Loss (gain) from dispositions
   United States nursing and
    outpatient facilities                                                                 -   (6,224)       -
   Canada sale of nursing home                                    2,047      2,236      189        -        -
   Canada rehabilitation therapy services                                                 -        -   (1,064)
Provision for closure, exit costs and
  loss on disposals
   United States facilities                                                               -    8,317   20,315
   Canada home health care B.C. operations                                                -    1,635        -
   Canada reduction of labour related provisions                                          -   (1,525)       -
Write-off of deferred financing costs                                                     -    4,486        -
Provision for adverse development of
 general and professional liability costs                                                 -        -   26,952
United States provision for impairment of assets                                          -        -    2,592
Canada sale of assets                                                                (1,081)       -        -
Other                                                                                   (13)       -    1,370
                                                                                     ------   ------   ------
                                                                                       (905)   6,689   50,165
                                                                                     ======   ======   ======

    The following reconciles the loss (gain) from asset disposals, impairment and other items to that reported in the cash flow statements. The provision for general and professional liability costs is removed as it is already reflected in the provision for self-insured liabilities line, as an item not involving cash.

                     (thousands of dollars)                       2003     2002      2001
---------------------------------------------------------------   -----   -------   -------
Reconciliation of loss (gain) to cash flow statements
   Loss (gain) from asset disposals, impairment and other items    (905)    6,689    50,165
   Provision for general and professional liability costs             -         -   (26,952)
                                                                  -----   -------   -------
                                                                   (905)    6,689    23,213
                                                                  =====   =======   =======
Reconciliation of cash proceeds from dispositions
   Proceeds, net of disposition costs                             2,047    40,150    20,290
   Notes receivable                                                   -   (20,470)   (5,133)
   Preferred shares                                                   -         -    (2,921)
                                                                  -----   -------   -------
                                                                  2,047    19,680    12,236
                                                                  =====   =======   =======

    2003

    In April ECI sold a nursing home in Alberta for gross proceeds of $2,700,000, resulting in a pre-tax loss of $189,000. In March the Company sold assets for proceeds of $1,081,000 consisting of cash and a $180,000 note receivable. These assets had been written off in prior years and their sale resulted in a gain of $1,081,000.

    2002

    In May Tandem Health Care, Inc. (Tandem) exercised its option to purchase seven Florida properties that it leased from EHSI for gross proceeds of $44,979,000 (US$28,567,000, consisting of cash proceeds of US$15,567,000 and five-year, 8.5% notes receivable of US$13,000,000). This transaction, together with the deferred gain from the April 2001 transaction with Tandem discussed below, resulted in a pre-tax gain of $6,224,000. The May transaction also resulted in the conversion of US$1,904,000 in preferred shares received in the April 2001 transaction to US$1,904,000 of notes, due April 2006. Also in May, EHSI recorded a provision for closure and exit costs related to Florida divested operations of $8,317,000, concerning the settlement of cost report issues and supplier and employee claims.

                                      p.48

                               2003 ANNUAL REPORT

     In November as a result of continuing unfavourable business conditions, management approved a plan to leave the British Columbia home health care market by winding down its ParaMed B.C. business by March 31, 2003. The Company accrued exit costs of $1,635,000, consisting of $1,082,000 for labour related expenses and $553,000 for operating lease penalties and other costs.

     In December ECI recorded a reduction of $1,525,000 for labour related provisions that were no longer required due to certain events within the year.

     In June EHSI wrote off deferred financing costs, including a charge from the termination of the swap agreement as referred to in note 10, of $4,486,000 related to the previous credit facility, which was retired from the proceeds of the issuance of the 9.5% Senior Notes due 2010.

     2001

     On December 7, 2001, ECI sold its investment in Accident Injury Management Clinics Inc. (AIM), a rehabilitative therapy business, resulting in a pre-tax gain of $1,064,000. Gross proceeds of $3,500,000 from the sale consisted of cash of $2,200,000 and notes receivable of $1,300,000.

     During the year the Company made provisions totalling $20,315,000 related to ceased operations. These were comprised of a provision of $3,002,000 (US$1,953,000) related to the closure and/or sale of three nursing properties, a loss of $2,814,000 (US$1,829,000) related to the transfer of the Texas nursing operations, and $14,499,000 (US$9,426,000) in provisions for previously ceased operations, primarily for the Florida nursing homes.

     In September, based on an independent actuarial review, the Company recorded an additional provision of $26,952,000 for resident care liability costs related to the Company's ceased Florida operations for years prior to 2001.

     At the end of September EHSI ceased operating its nursing homes in Texas, consisting of 17 facilities (1,421 beds), through lease agreements with a third-party operator that has an option to purchase the properties. In addition to the loss described above on the transfer of assets, a provision of $2,592,000 (US$1,685,000) was recorded for impairment of the remaining Texas properties, related to leasehold rights and leasehold improvements.

     The Company also recorded charges of $1,370,000 related to interest on past years' tax reassessments, a write-off of deferred financing costs from the early retirement of debt, and other charges.

     In April EHSI disposed of two leased facilities in Florida to Tandem, which had operated the facilities since December 31, 2000 under lease agreements with purchase options. Gross proceeds of $17,494,000 (US$11,402,000, comprised of cash proceeds of US$7,000,000, notes receivable of US$2,498,000 and preferred shares of US$1,904,000) were received, resulting in a $3,254,000 pre-tax gain that was deferred until the balance of the purchase options held by Tandem on the remaining leased facilities were completed.

3.   ACQUISITIONS

     On December 31, 2003, EHSI acquired a 99-bed skilled nursing facility in Wisconsin for $5,346,000 (US$4,124,000) of cash.

     On October 1, 2002, EHSI exercised its right to acquire seven nursing facilities that it previously leased, for $28,157,000 (US$17,871,000). Three of the facilities are located in Ohio and four are in Indiana, representing a total of 902 licensed beds. The purchase price consisted of US$7,371,000 in cash and a US$10,500,000 10-year interest-bearing note, with the interest rate currently under dispute. In the latter part of 2003, EHSI prepaid $6,300,000 (US$4,500,000) against the note and agreed to refinance the balance. Should EHSI not proceed to refinance the nursing facilities, the interest rate would be settled through arbitration with the seller.

                                      p.49

                                EXTENDICARE INC.

4.   ASSETS AND DEPOSITS UNDER DIVESTITURE AGREEMENT

     In September 2000 EHSI reached an agreement with Greystone Tribeca Acquisition, L.L.C. (Greystone), involving the disposal of 11 nursing centres and four assisted living centres. Gross proceeds were cash of US$30,000,000 and contingent consideration in the form of a Vendor Take Back note and two other contingent and interest-bearing notes. The three notes have an aggregate potential value of up to US$30,000,000 plus interest. The notes are due in March 2004 and may be retired at any time out of the proceeds from the sale or refinancing of the facilities by Greystone. For the period September 2000 through March 2004, EHSI retained the right of first refusal to repurchase the facilities. EHSI also retained an option to repurchase the facilities until March 2003; however, EHSI elected not to place an offer to repurchase the facilities. Upon maturity of the notes in March 2004, unless the facilities are sold or refinanced, EHSI is entitled to receive the US$10,000,000 Vendor Take Back note and accrued interest pursuant to the terms of the Vendor Take Back and other contingent notes.

     The contingent notes have not been reported on the balance sheet, and while EHSI no longer operates the facilities, the facilities will remain on EHSI's balance sheet as assets held under divestiture agreement, as required by generally accepted accounting principles, until the final consideration for each facility is received and a corresponding gain or loss is recorded. Since the final consideration is to be received in 2004, the assets of $43,722,000 and deposits of $38,895,000 (2002 - $47,328,000)
     under divestiture agreement have been classified as current on the balance sheet as at December 31, 2003. The assets are net of depreciation of $10,965,000 from the date of the agreement (note 7).

           (thousands of dollars)               2003     2002
--------------------------------------------   ------   -------
Assets under divestiture agreement
   Land and land improvements                   3,997     4,864
   Building                                    71,989    87,600
   Furniture and equipment                     11,503    14,490
                                               ------   -------
                                               87,489   106,954
   Accumulated depreciation and amortization   43,767    49,802
                                               ------   -------
                                               43,722    57,152
                                               ======   =======

5.   PROPERTY AND EQUIPMENT

                                                          2003
                                                        --------
                                         Accumulated
                                         Depreciation
                                             and        Net Book
  (thousands of dollars)       Cost      Amortization    Value
--------------------------   ---------   ------------   --------
Land and land improvements      72,755          6,027     66,728
Buildings                    1,012,258        351,585    660,673
Furniture and equipment        153,815         86,396     67,419
Leasehold improvements          16,171          7,244      8,927
Construction in progress        17,935              -     17,935
                             ---------   ------------   --------
                             1,272,934        451,252    821,682
                             =========   ============   ========

                                                          2002
                                                        --------
                                          Accumulated
                                         Depreciation
                                              and       Net Book
  (thousands of dollars)        Cost      Amortization    Value
--------------------------   ---------   -------------  --------
Land and land improvements      81,155          3,924     77,231
Buildings                    1,104,219        362,993    741,226
Furniture and equipment        157,241         80,509     76,732
Leasehold improvements          13,256          2,066     11,190
Construction in progress        47,212              -     47,212
                             ---------   ------------   --------
                             1,403,083        449,492    953,591
                             =========   ============   ========

                                      p.50

                               2003 ANNUAL REPORT

     Property and equipment includes $84,419,000 (2002 - $85,507,000) of net assets under capital leases of which $84,039,000 (2002 - $85,027,000) relates to construction of nine new facilities, net of $53,012,000 (2002 - $28,137,000) of government funding and $2,734,000 (2002 - $1,133,000) of depreciation.

     Based on new beds awarded by the Government of Ontario, ECI undertook to construct 11 new facilities. In an agreement finalized in February 2001, ECI obtained from Borealis Long-Term Care Facilities Inc. (Borealis) financing of $125,400,000 to build eight of the new facilities. ECI will operate the facilities for Borealis during the 25-year capital lease arrangement at a financing cost of approximately 8.0%. In June 2003, ECI entered into another 25-year lease arrangement with Borealis, which provided $14,400,000 in financing for an additional Ontario nursing home, at a borrowing rate of 7.28%. During 2003, Borealis funded $22,407,000 (2002 - $30,390,000) in construction costs, which ECI capitalized as property and equipment, offset by a capital lease obligation. ECI incurred $11,021,000 of the construction costs for the additional nursing home prior to the finalization of the June 2003 agreement. In 2001, ECI incurred $29,851,000 of construction costs prior to the finalization of the February 2001 agreement. Accordingly, these portions of the funding were reported on the 2003 and 2001 statements of cash flows as an issue of long-term debt. Construction costs subsequently incurred were paid directly by Borealis. The minimum rental schedule for capital leases includes anticipated capital expenditures of $2,958,000 required to complete the facilities, as well as related financing costs, as agreed to with Borealis (note 15).

     The Ontario Government is funding a portion of the construction costs over a 20-year period, with approximately $101,000,000 to be received by ECI for the new beds and redevelopment of certain existing beds. As each facility opens, a receivable from the government is recorded and offsets the cost of construction, based on applying a discount rate equivalent to the yield on a 20-year Ontario Government bond. During 2003, $24,875,000 (2002 - $9,908,000) of amounts receivable included in other assets, discounted at rates ranging from 5.89% to 5.97%, was treated as a reduction of property and equipment related to the four facilities that were opened during the year (note 7).

     At December 31, 2003, as a lessor, EHSI leases 10 nursing facilities and subleases 12 facilities. Four of the leases with an operator in the State of Texas expire September 2006 and the subleases expire through February 2012. Six leases with an operator in the State of Florida expire December 2006. The terms of the agreements provide the lessee with the option to purchase the facilities during the term. These leases are treated as operating leases. The net book value at December 31, 2003 of the assets under operating lease agreements was $20,450,000 (2002 - $26,772,000).

     Interest is capitalized in connection with the construction of facilities and is amortized over their estimated useful life. Interest capitalized in 2003, 2002 and 2001 was $1,342,000, $2,625,000 and $4,761,000,
     respectively.

6.   GOODWILL AND OTHER INTANGIBLE ASSETS

    (thousands of dollars)          2003      2002
-------------------------------   --------   -------
Goodwill
   Balance at beginning of year    113,858   115,196
   Disposals in the year                 -      (242)
   Foreign exchange                (20,275)   (1,096)
                                  --------   -------
   Balance at end of year           93,583   113,858
                                  --------   -------
Other intangible assets
   Gross carrying value             12,985    17,122
   Accumulated amortization         (9,010)  (10,476)
                                  --------   -------
   Net carrying value                3,975     6,646
                                  --------   -------

                                    97,558   120,504
                                  ========   =======

     Intangible assets consist entirely of leasehold rights. Amortization recorded for the year was $1,606,000 (2002 - $1,967,000). The remaining change was due to foreign exchange and the removal of fully amortized intangible assets of $1,173,000 (2002 - $1,344,000).

                                      p.51

                                EXTENDICARE INC.

     The Company adopted the new accounting standard effective January 1, 2002. Both the transitional and annual tests for goodwill impairment were conducted for the Company's reporting units and no impairment existed. There were no reclassifications between goodwill and other intangibles under the new standard. The Company reassessed the useful lives and residual values of all intangible assets acquired with estimable useful lives and has made no change to the amortization periods. Amortization of goodwill ceased effective January 1, 2002.

     The following table discloses a reconciliation of the impact of the new standard for goodwill and other intangible assets on reported net loss and basic and diluted loss per share, had the new standard been applied in prior years.

        (thousands of dollars)           2001
-------------------------------------   -------
Net loss
   Net loss as reported                 (36,406)
   Add back: amortization of goodwill     3,978
                                        -------
   Adjusted net loss                    (32,428)
                                        =======

(dollars)
Basic and diluted loss per share
   As reported                            (0.52)
   Adjusted                               (0.47)
                                        -------

7.   OTHER ASSETS

                         (thousands of dollars)                            2003      2002
-----------------------------------------------------------------------   -------   -------
Assets under divestiture agreement (note 4)                                     -    57,152
Investments held for self-insured liabilities                              40,615    56,203
Notes, mortgages and amounts receivable                                    93,497    79,283
Other long-term receivables, less allowance of $10,981 (2002 - $24,325)    33,629    46,905
Deferred charges                                                           17,895    23,645
Other investments                                                          13,547    13,317
Long-term accounts receivables from consulting agreements                   8,947    12,728
                                                                          -------   -------
                                                                          208,130   289,233
                                                                          =======   =======

     INVESTMENTS HELD FOR SELF-INSURED LIABILITIES

     These investments are subject to insurance regulatory requirements and the investment portfolio is comprised of investment-grade United States dollar-denominated corporate and government securities.

     NOTES, MORTGAGES AND AMOUNTS RECEIVABLE

     Included in notes, mortgages and amounts receivable are $56,996,000 (2002 - $34,846,000) of notes receivable and discounted amounts receivable due from government agencies. The amounts receivable of $49,440,000 (2002 - $26,598,000) are discounted at rates ranging from 5.89% to 6.50% and the notes receivable of $7,256,000 (2002 - $8,248,000) are interest bearing at interest rates ranging from 6.85% to 8.25%.

     Also, as at December 31, 2003, included in notes receivable is $27,748,000 (US$21,402,000) due from Tandem Health Care, Inc. (Tandem). For $22,562,000 (US$17,402,000) of the notes that resulted from the sale of properties in 2001 and 2002, the amounts are due between April 2006 and May 2007. Another US$4,000,000 note, along with the US$3,700,000 indemnification escrow funds included in other assets (offset by US$3,700,000 in accrued liabilities) are due in December 2007. All interest payments remain current and in January 2004 Tandem refinanced two of the facilities and paid off $5,705,000 (US$4,400,000) of the notes.

                                      p.52

                               2003 ANNUAL REPORT

     OTHER LONG-TERM RECEIVABLES

     For Medicare revenue earned prior to the implementation of the Prospective Payment System, and Medicaid programs with a retrospective reimbursement system, differences between revenue that EHSI ultimately expects to realize from these programs and amounts received are reflected as accounts receivable; or as accrued liabilities when payments have exceeded revenue that EHSI ultimately expects to realize. Accounts receivable from both Medicare and Medicaid state programs at December 31, 2003, totalled $48,250,000 (2002 - $73,021,000), net of an allowance of $18,174,000 (2002
     - $24,325,000). The amounts expected to be substantially collected within one year are reported as current accounts receivable, and the remaining amounts totalling $33,629,000 (2002 - $46,905,000) are reported in other assets.

     As of December 2003 EHSI is pursuing settlement of a number of outstanding Medicare and Medicaid receivables. For one specific issue involving the allocation of overhead costs, the first of three specific claim years was presented to the Provider Reimbursement Review Board (PRRB) in January 2003. The hearing procedures were discontinued after the parties negotiated a methodology for resolution of the claim for one of the years in dispute. The negotiated settlement for this and other issues relating to the 1996 cost report year resulted in no adjustment to the recorded receivable balance, and EHSI subsequently collected $4,200,000 (US$3,000,000) from the fiscal intermediary. For the remaining two specific claim years, EHSI continues to negotiate with the fiscal intermediary for the recovery of $14,910,000 (US$11,500,000). If a settlement is not achieved, EHSI will proceed to file an appeal with the PRRB. A PRRB hearing has been scheduled in April 2004 for one of the two remaining years under appeal.

     For another issue involving a staffing cost matter, the first of seven specific claim years was settled prior to the January 2003 PRRB hearing and during 2003 EHSI continued to negotiate the remaining years in dispute with the fiscal intermediary. In January 2004, EHSI negotiated all remaining years, which will result in a cash settlement of $7,260,000 (US$5,600,000). The settlement will result in no significant adjustment from the recorded receivable balance.

     EHSI has a hearing scheduled in September 2004 regarding another Medicare claim receivable involving a Director of Nursing staff cost issue for $4,927,000 (US$3,800,000).

     OTHER INVESTMENTS

     EHSI holds 1,500,000 of Omnicare, Inc. (Omnicare) warrants, which are carried at the original attributed cost of US$4,000,000 pursuant to the divestiture of the pharmacy operations to Omnicare in 1998. The warrants have an option price of US$48.00 per share and expire on September 16, 2005. The market value of an Omnicare common share as at December 31, 2003 was US$40.39. The value of the warrants exceeds the carrying value at December 31, 2003, using the Black-Scholes model to value the warrants.

8.   INVESTMENT IN CROWN LIFE INSURANCE COMPANY

     Extendicare holds a 34.8% (1,113,690 shares) common equity interest in Crown Life. In 2003, Extendicare received no dividends (2002 - $21,996,000 or $19.75 per common share, 2001 - $22,608,000 or $20.30 per common share) from Crown Life.

     In 1999 substantially all of Crown Life's insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders, HARO Financial Company and Extendicare, provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life's insurance business or, at the election of Canada Life or Crown Life's principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003, Great-West Lifeco Inc. acquired Canada Life, which has resulted in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.

     Crown Life has voided certain reinsurance contracts and continues to investigate the validity of the claims arising from other reinsurance contracts. It is not possible to estimate the ultimate costs, if any, that may result.

     Crown Life is a defendant in a number of lawsuits. It is not possible to predict the outcome of outstanding litigation, or to estimate any costs that might arise.

                                      p.53

                                EXTENDICARE INC.

9.       SELF-INSURED LIABILITIES AND MEASUREMENT UNCERTAINTY

         The accrual for self-insured liabilities is based on management's best estimate of the ultimate cost to settle claims. Management regularly evaluates the appropriateness of the carrying value of this liability. General and professional liability claims are the most volatile and significant of the risks for which the Company self-insures.

         Management's estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predictions concerning future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction in which the Company operates; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and uncertainty regarding the outcome of litigation.

         The Company has experienced adverse claims development in past years. Consequently, as of January 1, 2000 the Company's per claim retained risk increased significantly for resident care liability coverage, mainly due to the level of risk associated with the Florida and Texas operations. In 2001 EHSI no longer operated nursing and assisted living facilities in the State of Florida and as of October 1, 2001 ceased nursing operations in the State of Texas, thereby reducing the level of exposure to future litigation in these litigious States. However, as a result of an increase in the frequency and severity of claims, the Company recorded a provision to increase its accrual for resident care liability costs in the third quarter of 2001. This additional accrual was based on an independent actuarial review and was largely attributable to potential claims for Florida and Texas. Changes in the Company's level of retained risk, and other significant assumptions that underlie management's estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities, as well as on the Company's operating results and liquidity.

         General and professional liability claim payments for any one policy year occur over a period of several years. The Company has estimated a current portion of the professional liability claim payments.

         The Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

10.      LONG-TERM DEBT

              (thousands of dollars)                                     2003                          2002
              ----------------------                                     ----                          ----
Payable in Canadian dollars
     Mortgages, 5.81% to 9.81%, maturing through to 2013                150,093                       155,252
     Obligations under capital leases (note 5)                          134,163                       113,584

Payable in United States dollars                                 US$                       US$
     Senior Subordinated Notes at 9.35%, due 2007            172,100    223,128        172,100        271,505
     Senior Notes at 9.50%, due 2010                         149,676    194,056        149,641        236,074
     Mortgages and Industrial Development Bonds
        6.25% to 13.61%, maturing through to 2008              4,738      6,143          5,108          8,058
        At varying rates, due 2014                            32,000     41,488         32,000         50,484
     Notes payable, 3.00% to 10.50%,
        maturing through to 2012                               6,476      8,396         11,356         17,915
     Obligations under capital leases                             28         36             45             71
                                                                        -------                       -------
                                                                        757,503                       852,943
Less due within one year and included in current liabilities              7,409                         6,209
                                                                        -------                       -------
                                                                        750,094                       846,734
                                                                        =======                       =======

         After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2003 was approximately 7.8%. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 68.8% of the long-term debt was effectively at fixed rates.

         Interest paid in 2003, 2002 and 2001 was $66,094,000, $55,075,000 and
         $66,391,000, respectively.

                                      p.54

                                        2003 ANNUAL REPORT

         On June 28, 2002, EHSI completed a private placement of US$150,000,000 of 9.5% Senior Notes due July 1, 2010 (the "Senior Notes"), which were issued at a discount of 0.25% of par to yield 9.54%. In January 2003 EHSI completed an offer to exchange new 9.5% Senior Notes due 2010 that have been registered under the Securities Act of 1933 for the Notes issued in June 2002. The terms of the new Senior Notes are identical to the terms of the Senior Notes issued in June 2002 and are guaranteed by all existing and future active subsidiaries of EHSI.

         EHSI used the proceeds of $235,585,000 (US$149,625,000) to pay $13,123,000 (US$8,335,000) of related fees and expenses, retire $206,008,000 of debt (US$130,840,000, consisting of US$124,479,000 outstanding under its previous credit facility and US$6,361,000 of other debt), and for general corporate purposes.

         Also on June 28, 2002, EHSI entered into an interest rate swap agreement and an interest rate cap agreement. The swap arrangement is used to hedge a notional US$150,000,000 of EHSI's fixed-rate 9.35% Senior Subordinated Notes maturing in December 2007. Under the swap, EHSI pays a variable rate of interest equal to the one-month London Interbank Borrowing Rate (LIBOR) (1.1625% at December 31, 2003), adjustable monthly, plus a spread of 4.805% and receives a fixed rate of 9.35% to maturity of the swap in December 2007.

         The interest rate cap agreement also covers a notional amount of US$150,000,000 maturing in December 2007. Under the cap agreement EHSI pays a fixed rate of interest equal to 0.24% and receives a variable rate of interest equal to the excess, if any, of the one-month LIBOR, adjusted monthly, over the cap rate of 7%. A portion of the interest rate cap with a notional amount of US$32,000,000 is designated as a hedging instrument (cash flow hedge) to effectively limit possible increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap with a notional amount of US$118,000,000 is used to offset increases in variable-rate interest payments under the interest rate swap to the extent that one-month LIBOR exceeds 7%. Under the terms of the agreements, the counterparties can call the interest rate swap and the interest rate cap upon 30 days notice.

         EHSI had hedged a portion of its previous variable-rate long-term debt through an interest rate swap with a notional amount of US$25,000,000 maturing in February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1,000,000 (US$635,000), the cost of which was included in the earnings statement as part of loss (gain) from asset disposals, impairment and other items.

         Concurrent with the sale of the Senior Notes, EHSI established a new, five-year US$105,000,000 senior secured revolving credit facility (the "Credit Facility") that is used to support letters of credit and for general corporate purposes. Borrowings under the Credit Facility bear interest, at EHSI's option, at the Eurodollar rate or the prime rate, plus applicable margins, depending upon EHSI's leverage ratio. As at December 31, 2003 EHSI had no borrowings from the Credit Facility. The unused portion of the Credit Facility available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$45,300,000, was US$59,700,000.

         The Senior Notes and the Credit Facility contain a number of covenants, including: restrictions on the payment of dividends by EHSI; limitations on capital expenditures, investments, redemptions of EHSI's common stock and changes of control of EHSI; as well as financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is required to make mandatory prepayments of principal upon the occurrence of certain events, such as certain asset sales and certain issuances of securities. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility.

         EHSI is in compliance with all of its financial covenants as of December 31, 2003.

         EHSI has no independent assets or operations, the guarantees of the Senior Notes are full and unconditional, and joint and several, and any of EHSI's subsidiaries that do not guarantee the Senior Notes are minor. There are no significant restrictions on the ability of EHSI to obtain funds from its subsidiaries by loan or dividend.

         On December 2, 1997, EHSI issued US$200,000,000 of 9.35% Senior Subordinated Notes due 2007 (the "Subordinated Notes"). The Subordinated Notes are unsecured senior subordinated obligations of EHSI subordinated in right of payment to all existing and future senior indebtedness of EHSI, which includes all borrowings under the Credit Facility as well as all indebtedness not refinanced by the Credit Facility. The Subordinated Notes mature on December 15, 2007. Interest is payable semi-annually. At December 31, 2003, $36,172,000 (US$27,900,000) of the Senior Subordinated Notes was held by Extendicare Inc. and was deducted from long-term debt.

                                      p.55

                                EXTENDICARE INC.

         The Subordinated Notes and Senior Notes are redeemable at EHSI's option starting on December 15, 2003 and July 1, 2006, respectively. The redemption prices, if redeemed during the 12-month period indicated, are as follows:

    Subordinated Notes
Year (starting December 15)
---------------------------
2003                                    103.117%
2004                                    101.558%
2005 and thereafter                     100.000%

    Senior Notes
Year (starting July 1)
----------------------
2006                                    104.750%
2007                                    102.375%
2008 and thereafter                     100.000%

         In Canada the Company has a $40,000,000 operating line, of which $37,736,000 supports standby letters of credit, primarily to secure pension obligations.

         Principal payments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases, after giving effect to renewal privileges, are as follows:

Year          (thousands of dollars)
----          ----------------------
2004                  5,203
2005                  5,625
2006                 15,876
2007                233,068
2008                 28,301
----                -------

11. SHARE CAPITAL

     The authorized capital of the Company consists of an unlimited number of:

     Class I preferred shares, issuable in series; Class II preferred shares, issuable in series; Subordinate Voting Shares; and Multiple Voting Shares, convertible on the basis of one Subordinate Voting Share for each Multiple Voting Share. All preferred shares are redeemable at $25.00 per share at the option of the Company.

     CLASS I PREFERRED SHARES

     CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 2 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 71% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date.

     ADJUSTABLE DIVIDEND PREFERRED SHARES, SERIES 3 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of an interest rate to be determined every five years by reference to yields on selected Government of Canada bonds. The rate has been set at 3.96% for the period commencing February 16, 2001, and ending February 15, 2006. The Series 3 Preferred Shares are convertible into Adjustable Dividend Preferred Shares, Series 4 on a share-for-share basis on February 16, 2006, and on each fifth anniversary thereof.

     ADJUSTABLE DIVIDEND PREFERRED SHARES, SERIES 4 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date. The Series 4 Preferred Shares are convertible into Series 3 Preferred Shares on a share-for-share basis on February 16, 2006, and on each fifth anniversary thereof.

     CLASS II PREFERRED SHARES

     PREFERRED SHARES, SERIES 1 are entitled to receive monthly cumulative cash dividends in an amount determined by applying $25.00 to one-twelfth of the defined Annual Dividend Rate applicable to that calendar month. The Annual Dividend Rate for a calendar month is calculated with reference to the Canadian prime rate of interest and the defined Calculated Trading Price of the Class II Preferred Shares, Series 1.

     SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

     SUBORDINATE VOTING SHARES are entitled to one vote for each share held at any meeting of shareholders of the Company. The Subordinate Voting Shares entitle the holders thereof to quarterly preferential dividends, cumulative within each financial year, aggregating 2.5 cents per share in each financial quarter, after which each Multiple Voting Share and Subordinate Voting Share participates equally in all further dividends.

                                      p.56

                               2003 ANNUAL REPORT

         MULTIPLE VOTING SHARES are entitled to 10 votes for each share held at any meeting of shareholders.

         During 2003 shares purchased for cancellation in excess of their original cost resulted in a direct charge to retained earnings of $1,407,000, net (2002 - $667,000).

         During 2003 under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 1,107,000 Subordinate Voting Shares at a cost of $4,498,000 (2002 - 1,472,300 shares at a cost of $6,992,000) and
         433,700 Multiple Voting Shares at a cost of $3,169,000 (2002 - 212,900 shares at a cost of $1,084,000). The shares purchased and cancelled during 2003 included 11,700 Multiple Voting Shares purchased under the current Bid at a cost of $155,200. The current Bid, which commenced November 27, 2003, will terminate for each class of shares on the earlier of November 26, 2004 and the dates on which a total of 4,700,000 Subordinate Voting Shares, 600,000 Multiple Voting Shares and 38,200 Class II Preferred Shares, Series 1, have been purchased and cancelled by the Company pursuant to the Bid.

         The Company's Stock Option Plan (the "Plan") provides for the granting, from time to time, at the discretion of the Board of Directors, to certain Directors, officers and employees of the Extendicare group of companies, of options to purchase Subordinate Voting Shares of the Company for cash. The Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) of the Subordinate Voting Shares as quoted on the Toronto Stock Exchange on the trading day prior to the date of grant. It also permits options to be exercised for a period not to exceed either five or 10 years from the date of grant, as determined by the Board of Directors at the time the option is granted. The options vest equally over the first four years and the Plan contains provisions for appropriate adjustments in the event of a corporate reorganization.

         A total of 4,382,975 Subordinate Voting Shares have been reserved under stock option plans, of which a total of 2,297,250 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $7.01, and expire between February 23, 2004 and May 7, 2008.

         A summary of the status of the Company's stock options as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

                                                             2003                          2002                          2001
                                                             ----                          ----                          ----
                                                           Weighted-                     Weighted-                    Weighted-
                                          Number            average      Number          average      Number           average
                                         of Stock          Exercise     of Stock         Exercise    of Stock         Exercise
                                          Options           Price ($)    Options          Price($)    Options          Price($)
                                         --------          ----------   --------         ---------   --------         ----------
Outstanding at beginning of year         2,514,750           4.14      2,342,875           6.84      1,933,000           7.80
Granted                                    458,000           3.45        846,000           4.38        754,000           4.05
Exercised                                 (364,500)          4.27        (28,875)          2.90        (22,000)          4.15
Cancelled                                 (311,000)          5.09       (645,250)         14.29       (322,125)          6.30
                                         ---------           ----      ---------          -----      ---------          -----
Outstanding at end of year               2,297,250           3.86      2,514,750           4.14      2,342,875           6.84
                                         =========           ====      =========          =====      =========          =====

Options exercisable at year-end            944,875           3.85        851,625           4.33        902,875          11.68
                                         ---------           ----      ---------          -----      ---------          -----

         The following table summarizes information about stock options outstanding at December 31, 2003.

                                                  Options Outstanding           Options Exercisable
                                              --------------------------      -----------------------
                                               Weighted-
                                                average        Weighted-                    Weighted-
                                Number         Remaining        average        Number        average
                               of Stock       Contractual      Exercise       of Stock      Exercise
Range of Exercise Price ($)     Options          Life          Price ($)      Options       Price ($)
--------------------------     ---------      -----------      ---------      --------      ---------
2.37 TO 4.36                   1,990,250       2.7 years         3.64         744,375         3.44
4.70 TO 7.01                     307,000             1.6         5.28         200,500         5.39

                                EXTENDICARE INC.

         The Company has elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Plan beginning January 1, 2003. For awards granted under the Plan prior to January 1, 2003, the Company applies the intrinsic value based method.

         The compensation cost that has been charged against income for awards granted under the Plan during 2003 was $144,000. Had awards granted under the Plan prior to January 1, 2003 been accounted for using the fair value based method of accounting for stock-based compensation, the Company's consolidated net earnings (loss) and related per share amounts would have been reduced to the pro forma amounts indicated below:

(thousands of dollars except per share amounts)        2003       2002        2001
-----------------------------------------------        -----      ----        ----
Net earnings (loss)
  As reported                                         60,674     18,934     (36,406)
  Pro forma                                           60,092     17,625     (37,567)
Basic earnings (loss) per share
  As reported                                           0.87       0.26       (0.52)
  Pro forma                                             0.86       0.24       (0.54)
Diluted earnings (loss) per share
  As reported                                           0.86       0.26       (0.52)
  Pro forma                                             0.85       0.24       (0.54)

         The weighted average fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was $1.49, $1.92, and $2.34,
         respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively.

                                                   2003            2002           2001
                                                   ----            ----           ----
Dividend yield                                          -               -               -
Expected share price volatility                      44.6%           47.4%           48.8%
Risk-free rate of return                              4.0%            4.3%            3.6%
Expected period until exercise                  4.7 years        4.4 years      4.3 years

12.      REVENUE

         The Company derived approximately 76%, 76% and 75% of its United States revenue in 2003, 2002 and 2001, respectively, from services provided under various federal (Medicare) and state medical assistance programs (Medicaid). The Medicare program pays each participating facility a prospectively-set rate for each resident, which is based on the resident's acuity. Most Medicaid programs fund participating facilities using a case-mix based system, paying prospectively set rates.

         In respect of Medicare cost reporting periods prior to the implementation of PPS, EHSI has ongoing discussions with its fiscal intermediaries regarding the treatment of various items related to prior years' cost reports. Normally items are resolved during the audit process and no provision is required. Differences of opinion regarding cost reporting methods between EHSI and its fiscal intermediaries can be settled through a formal appeal process. Should this occur, a general provision for Medicare receivables may be recorded for disagreements that result in EHSI filing an appeal with the PRRB of the Centers for Medicare and Medicaid Services (CMS).

         With respect to Medicaid in states that utilize retrospective reimbursement systems, nursing facilities are paid on an interim basis for services provided, subject to adjustments based upon allowable costs, which are generally submitted in cost reports on an annual basis. In these states, revenue is subject to adjustments as a result of cost report settlements with the state.

                                      p.58

                               2003 ANNUAL REPORT

         In the third and fourth quarters of 2003, EHSI recorded a provision for $3,083,000 (US$2,200,000) and $2,455,000 (US$1,752,000) respectively, pertaining to individual Medicare claims in dispute with the fiscal intermediary for the cost report years 1996 through 1998. Of the $5,538,000 provision, $1,794,000 (US$1,280,000) pertains to discontinued operations and therefore was applied to a previously accrued divested operations liability balance. The net adjustment of $3,744,000 (US$2,672,000) resulted in a reduction of revenue in 2003. Offsetting this, EHSI recorded a recovery of $5,879,000 (US$4,195,000) in Medicaid revenue due to a favourable court decision in the State of Ohio relating to the recovery of alleged government overpayments for adjudicated Medicaid cost report periods.

         As at December 31, 2003, for some of the States in which EHSI operates, being Pennsylvania, Indiana, Oregon, and Washington, CMS is reviewing proposed plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003. The retrospective plan amendments and waivers seek to increase the level of federal funding for the Medicaid programs and would result in providing nursing facilities with revenue rate increases to offset new or increased provider taxes. As the plan amendments and waivers have not been approved, EHSI has recorded amounts based on revenue received and provider taxes paid. Based upon the final approved plans, changes in the Medicaid rates and any associated provider taxes could result in retroactive adjustments to earnings.

13.      INCOME TAXES

         The provision (recovery) for income taxes is comprised as follows:

            (thousands of dollars)                           2003          2002         2001
            ----------------------                           ----          ----         ----
Earnings (loss) from health care before income taxes        66,329        22,616       (59,803)
                                                            ======        ======       =======
Income taxes at statutory Canadian rate of 36.62%
   (2002 - 38.62%; 2001 - 42.12%)                           24,290         8,733       (25,189)
Income tax effect relating to the following items
   Non-deductible goodwill and accounting provisions             -             -         1,223
   Tax rate variance of foreign subsidiaries                 2,806         1,552         6,241
   Benefit of operating and capital loss utilization        (2,744)         (411)         (224)
   Non-taxable income                                         (410)            -          (224)
   Other items                                                 597         1,328         5,514
                                                            ------        ------       -------
                                                            24,539        11,202       (12,659)
                                                            ======        ======       =======

         Cash taxes paid in 2003 and 2002 were $15,547,000 and $7,571,000, respectively and cash taxes recovered during 2001 were $31,945,000.

         At December 31, 2003, the Company had net operating loss carryforwards available for U.S. state income tax financial reporting purposes of $84,791,000 (US$65,400,000), which expire in 2004 through 2023. The
         Company also had net operating loss carryforwards available for U.S. federal income tax financial reporting purposes of $4,216,000, which expire in 2021. In addition, the Company had $4,177,000 net operating loss carryforwards available for Canadian income tax purposes, which expire in 2004 through 2010. To the extent the realization of these losses is uncertain, they have been offset by a valuation allowance.

         At December 31, 2003, the Company had $212,626,000 (US$164,000,000) of
         capital loss carryforwards available for U.S. state income tax purposes, which expire in 2004. For Canadian income tax purposes there were capital losses available of $65,645,000 (2002 - $58,844,000) that can be carried forward indefinitely to apply against future capital gains. The future tax benefit of the combined capital losses of $29,397,000 (2002 - $30,648,000) has been fully offset in the valuation allowance for future tax assets.

         The valuation allowance for future tax assets as of December 31, 2003 and 2002 was $45,820,000 and $54,614,000, respectively. The net change in the total valuation allowance for 2003 and 2002 was a decrease of $8,794,000 and $4,248,000, respectively. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the valuation allowances.

                                      p.59

                                EXTENDICARE INC.

         Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities are as follows:

(thousands of dollars)                                           2003           2002
----------------------                                           ----           ----
Future income tax assets
    Self-insurance reserves                                      39,697        40,958
    Investment in Crown Life                                      5,795         8,256
    Employee benefit accruals                                    13,841        15,359
    Accounts receivable reserves                                      -         2,837
    Net capital loss carryforwards                               29,397        30,648
    Deferred revenue                                              4,032         4,688
    Goodwill                                                      1,519         2,600
    Operating loss carryforwards                                 11,432        15,295
    Operating reserves                                            2,774         8,636
    Other                                                         7,492        11,151
                                                                -------       -------
                                                                115,979       140,428
    Less valuation allowance                                     45,820        54,614
                                                                -------       -------
                                                                 70,159        85,814
                                                                -------       -------

Future income tax liabilities
    Property and equipment                                       93,095       104,812
    Leasehold rights                                              1,766         2,884
    Accounts receivable reserves                                  1,084             -
    Other                                                        16,620        21,604
                                                                -------       -------
                                                                112,565       129,300
                                                                -------       -------

Future income tax liabilities, net                               42,406        43,486
Less current portion of future income tax assets, net            34,571        55,849
                                                                -------       -------
Long-term future income tax liabilities, net                     76,977        99,335
                                                                =======       =======

14.      EARNINGS (LOSS) PER SHARE

         Per share amounts are calculated by dividing net earnings (loss) after preferred share dividends for the year by the weighted average number of combined Subordinate Voting Shares and Multiple Voting Shares outstanding during the year. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the year from funds derived on the exercise of these outstanding options.

         The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computation.

(thousands of dollars except per share amounts)                             2003              2002              2001
-----------------------------------------------                             ----              ----              ----
Numerator for basic and diluted earnings (loss) per share
    Net earnings (loss)                                                      60,674            18,934           (36,406)
    Dividends on preferred shares                                              (764)             (708)           (1,028)
                                                                         ----------        ----------        ----------
                                                                             59,910            18,226           (37,434)
                                                                         ----------        ----------        ----------

Denominator for basic and diluted earnings (loss) per share
    Basic weighted average number of shares                              68,839,040        70,696,172        71,928,589
    Dilutive stock options                                                  722,599           578,314                 -
                                                                         ----------        ----------        ----------
    Diluted weighted average number of shares                            69,561,639        71,274,486        71,928,589
                                                                         ==========        ==========        ==========

Earnings (loss) per share
   Basic                                                                       0.87              0.26             (0.52)
   Diluted                                                                     0.86              0.26             (0.52)

                                      p.60

                               2003 ANNUAL REPORT

15.      OTHER COMMITMENTS

         At December 31, 2003, the Company was committed under non-cancellable leases requiring future minimum rentals as follows:

                                      Capital      Operating
(thousands of dollars)                Leases         Leases        Total
----------------------                ------         ------        -----
2004                                   12,974        13,069        26,043
2005                                   12,966        12,125        25,091
2006                                   12,951         8,212        21,163
2007                                   12,951         5,067        18,018
2008                                   12,951         4,571        17,522
Thereafter                            238,482        22,562       261,044
                                      -------        ------       -------
Total minimum payments                303,275        65,606       368,881
Less amount representing interest     165,092        ======       =======
                                      -------
Obligations under capital leases      138,183
                                      =======

         At December 31, 2003, outstanding capital expenditure commitments for ECI totalled $5,875,000 and for EHSI totalled $19,836,000 (US$15,300,000). Included in EHSI's outstanding commitments was US$6,100,000 related to the first phase of its expansion project estimated to cost US$15,200,000, of which US$4,300,000 was spent in 2003, and the remaining US$4,800,000 was uncommitted at year-end.

16.      CONTINGENT LIABILITIES

         The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

         EHSI entered into a preferred provider agreement with Omnicare pursuant to the divestiture of its pharmacy operations in 1998. In connection with its agreement to provide pharmacy services, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI's disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement; however, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement. Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration.

         In 2002 the Company guaranteed US$2,500,000 of a US$5,000,000 first mortgage loan by Republic First Bank to Delaware Valley Convalescent Homes Inc. (Delaware Valley). The first mortgage loan outstanding at December 31, 2003 was US$4,639,000. The loan is secured by a US$1,000,000 Certificate of Deposit held by the lender and a first mortgage on the long-term care facility, which has an appraised value in excess of the total loan. A subsidiary of the Company has first right of refusal on the purchase of the facility. If the guarantee was called, it could be necessary for the Company to assume the full loan. The term of the guarantee is the earlier of November 29, 2004, full payment of the loan by Delaware Valley or payment by the Company pursuant to this guarantee. The new disclosure requirements of CICA AG 14 have been adopted for reporting the guarantee.

                                      p.61

                                EXTENDICARE INC.

17.      EMPLOYEE FUTURE BENEFITS

         Retirement compensation arrangements, including defined benefit plans, are maintained with certain employee groups. Information about the Company's defined benefit pension plans follows:

(thousands of dollars)                                              2003          2002
----------------------                                              ----          ----
Accrued benefit obligations
    Balance at beginning of year                                   28,736         25,084
    Current service cost                                              552            600
    Benefits paid                                                  (1,434)        (1,328)
    Interest costs                                                  1,828          1,753
    Actuarial losses                                                4,267          2,627
                                                                  -------        -------
    Balance at end of year                                         33,949         28,736
                                                                  -------        -------
Plan assets
    Fair value at beginning of year                                 5,098          5,393
    Employer contributions                                          1,265          1,177
    Actual return on plan assets                                      480           (144)
    Benefits paid                                                  (1,434)        (1,328)
                                                                  -------        -------
    Fair value at end of year                                       5,409          5,098
                                                                  -------        -------

Funded status - plan deficit                                       28,540         23,638
    Unrecognized net experience losses                             (9,160)        (5,300)
    Other                                                            (314)          (321)
                                                                  -------        -------
    Accrued benefit liability                                      19,066         18,017
                                                                  =======        =======
Net benefit plan expense
    Current period service costs                                      552            600
    Interest cost                                                   1,828          1,753
    Expected return on plan assets/amortization of losses             (73)          (412)
                                                                  -------        -------
    Net benefit plan expense                                        2,307          1,941
                                                                  =======        =======
Significant assumptions
    Discount rate                                                     6.0%           6.4%
    Expected long-term rate of return on plan assets                  7.5%           7.5%
    Rate of compensation increase                                     5.0%           5.0%
    Average remaining service period of active employees          8 years        9 years

         The Company maintains defined contribution retirement 401(K) savings plans in its United States operations, which are made available to substantially all of the Company's United States employees. EHSI pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeitures. The Company incurred expenses related to the 401(K) savings plans of $1,121,000, $2,016,000 and $2,013,000 in 2003, 2002 and 2001, respectively.

18.      FINANCIAL INSTRUMENTS

         With the exception of the following, the fair values of financial instruments approximate their recorded values.

(thousands of dollars)                                           2003                       2002
----------------------                                           -----                      -----
                                                  Carrying       Fair        Carrying       Fair
                                                   Amount        Value        Amount        Value
                                                  --------       -----       --------       -----
Accounts receivable, less allowance                189,534      184,043       235,738      232,824
Notes, mortgages and amounts receivable,
  including current portion                         96,587       98,407        81,893       82,727
Other investments                                   13,547       15,890        13,317        7,384
Investments held for self-insured liabilities       40,615       41,435        56,203       56,850
Long-term debt, including current portion          757,503      832,690       852,943      833,901
Interest rate swap (asset)                               -       (5,432)            -       (8,682)
Interest rate cap                                        -        1,013             -        1,496

                                      p.62

                               2003 ANNUAL REPORT

         Accounts receivable, including other long-term receivables, are recorded at the net realizable value expected to be received from government assistance programs, other third-party payors or individual patients. The carrying values of accounts receivable approximate fair values due to their short maturities, with the exception of certain settlement receivables from third-party payors that are anticipated to be collected beyond one year. The fair values of these settlement receivables are estimated based on discounted cash flows at current borrowing rates.

         Notes and mortgages receivable primarily consist of notes and amounts receivable from government agencies, and third-party notes on the sale of assets. The fair values for these instruments are based on the amount of future cash flows associated with each instrument, discounted using current applicable rates for similar instruments of comparable maturity and credit quality.

         Receivables from government agencies represent the only concentrated group of credit risks for the Company. Management does not believe that there are any credit risks associated with these government agencies other than possible funding delays. Receivables other than from government agencies consist of receivables from various payors and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its allowances associated with these receivables.

         Other investments consist of investments in stock and warrants, the fair values of which are based on quoted market prices.

         The fair values for investments held for self-insured liabilities are based on quoted market prices. The securities within the investments held for self-insured liabilities are all considered to be available for sale.

         The Company has determined that it is not reasonable or meaningful to calculate a fair value for the accrual for self-insured liabilities.

         The fair values for long-term debt are based on the amount of future cash flows associated with each instrument discounted using current applicable rates for similar instruments of comparable maturity and credit quality.

         The fair values of the interest rate swap and interest rate cap are based on the quoted market prices as provided by the financial institutions that are counterparty to the arrangements.

19.      RELATED PARTY TRANSACTIONS

         During the fourth quarter, the Company invested $2,501,000 in THiiNC Information Management Inc. (THiiNC), a provider of electronic health information and record management services. The Chairman and one other Director of Extendicare are board members of THiiNC and certain Directors of Extendicare are also either direct or indirect shareholders of THiiNC. In addition, the Chairman of Extendicare serves as Chairman, President and Chief Executive Officer of a company, which has contracted to provide management services to THiiNC and which holds an equity interest in THiiNC.

         Extendicare pays rent to Crown Life for rental of certain office premises. For the year ended December 31, 2003 the rent amounted to $1,319,000 (2002 - $1,257,000).

20.      SEGMENTED INFORMATION

         During 2003 Extendicare had two reportable operating segments: United States operations and Canadian operations. The Company's operations are managed independently of each other because of their geographic areas and regulatory environments. Each operation retains its own management team and is responsible for compiling its own financial information.

         The Company, through its subsidiaries, operates long-term care facilities in the United States and Canada. Also offered in the United States are medical specialty services, such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

         Substantial portions of the Company's revenues are funded by various federal, state, provincial and local government programs. The funding programs from which Extendicare receives 10% or more of its revenues are: the United States federal Medicare program, representing revenues of $334,247,000, $328,313,000 and $292,380,000 in 2003, 2002 and 2001,
         respectively; and the Ontario provincial government, representing revenues of $261,919,000, $228,201,000 and $229,618,000 in 2003, 2002
         and 2001, respectively.

                                      p.63

                                EXTENDICARE INC.

         The significant accounting policies of the reportable operating segments are the same as those described in note 1. Information about the Company's segments and a reconciliation of segment profit to net earnings (loss) are as follows:

                                                            2003
                                            -----------------------------------
         (thousands of dollars)             United States   Canada      Total
-----------------------------------------   -------------   -------   ---------
Revenue
  Nursing and assisted living centres         1,182,045     351,981   1,534,026
  Outpatient therapy                             16,151           -      16,151
  Home health                                         -     134,921     134,921
  Other                                          32,543       6,973      39,516
                                            -----------     -------   ---------
                                              1,230,739     493,875   1,724,614
                                            ===========     =======   =========
Earnings before undernoted                      155,064      49,983     205,047
Lease costs                                      14,469       3,748      18,217
Depreciation and amortization                    53,993       9,664      63,657
Interest expense                                 43,970      23,306      67,276
Interest revenue                                 (5,672)     (3,855)     (9,527)
Intersegment interest expense (revenue)           3,655      (3,655)          -
Gain from asset disposals and other items             -        (905)       (905)
                                            -----------     -------   ---------
Earnings before income taxes                     44,649      21,680      66,329
Income taxes
  Current                                        14,230       4,849      19,079
  Future                                          2,416       3,044       5,460
                                            -----------     -------   ---------
Earnings from health care                        28,003      13,787      41,790
Share of earnings of Crown Life                                          18,884
                                                                      ---------
Net earnings                                                             60,674
                                                                      =========
Cash used in property and equipment              37,231      27,116      64,347
Balance sheet
  Property and equipment                        584,953     236,729     821,682
  Goodwill                                       93,513          70      93,583
  Leasehold rights                                3,975           -       3,975

  Assets before undernoted                    1,119,081     335,058   1,454,139
  Investment in Crown Life                                              139,278
                                                                      ---------
  Total consolidated assets                                           1,593,417
                                                                      =========

                                      p.64

                               2003 ANNUAL REPORT

                                                                        2002
                                                        -----------------------------------
               (thousands of dollars)                   United States   Canada      Total
-----------------------------------------------------   -------------   -------   ---------
Revenue
  Nursing and assisted living centres                     1,236,565     315,907   1,552,472
  Outpatient therapy                                         16,144           -      16,144
  Home health                                                     -     146,034     146,034
  Other                                                      39,472       4,663      44,135
                                                        -----------     -------   ---------
                                                          1,292,181     466,604   1,758,785
                                                        ===========     =======   =========
Earnings before undernoted                                  140,545      43,915     184,460
Lease costs                                                  20,056       4,063      24,119
Depreciation and amortization                                60,313       8,676      68,989
Interest expense                                             48,757      19,966      68,723
Interest revenue                                             (3,427)     (3,249)     (6,676)
Intersegment interest expense (revenue)                       2,511      (2,511)          -
Loss from asset disposals, impairment and other items         6,579         110       6,689
                                                        -----------     -------   ---------
Earnings before income taxes                                  5,756      16,860      22,616
Income taxes
  Current (recovery)                                        (12,837)      5,729      (7,108)
  Future                                                     17,026       1,284      18,310
                                                        -----------     -------   ---------
Earnings from health care                                     1,567       9,847      11,414
Share of earnings of Crown Life                                                       7,520
                                                                                  ---------
Net earnings                                                                         18,934
                                                                                  =========
Cash used in property and equipment                          30,928      22,217      53,145
Balance sheet
  Property and equipment                                    718,439     235,152     953,591
  Goodwill                                                  113,788          70     113,858
  Leasehold rights                                            6,646           -       6,646

  Assets before undernoted                                1,376,158     307,979   1,684,137
  Investment in Crown Life                                                          121,508
                                                                                  ---------
  Total consolidated assets                                                       1,805,645
                                                                                  =========

                                      p.65

                                EXTENDICARE INC.

                                                                        2001
                                                        -----------------------------------
               (thousands of dollars)                   United States   Canada      Total
-----------------------------------------------------   -------------   -------   ---------
Revenue
  Nursing and assisted living centres                     1,187,547     279,559   1,467,106
  Outpatient therapy                                         14,733           -      14,733
  Home health                                                     -     171,809     171,809
  Other                                                      47,508       3,355      50,863
                                                        -----------     -------   ---------
                                                          1,249,788     454,723   1,704,511
                                                        ===========     =======   =========
Earnings before undernoted                                  115,137      40,222     155,359
Lease costs                                                  23,474       4,728      28,202
Depreciation and amortization                                64,197       7,350      71,547
Interest expense                                             55,216      15,129      70,345
Interest revenue                                             (3,631)     (1,466)     (5,097)
Intersegment interest expense (revenue)                         976        (976)          -
Loss from asset disposals, impairment and other items        50,082          83      50,165
                                                        -----------     -------   ---------
Earnings (loss) before income taxes                         (75,177)     15,374     (59,803)
Income taxes
  Current                                                     1,798       6,472       8,270
  Future (reduction)                                        (21,245)        316     (20,929)
                                                        -----------     -------   ---------
Earnings (loss) from health care                            (55,730)      8,586     (47,144)
Share of earnings of Crown Life                                                      10,738
                                                                                  ---------
Net loss                                                                            (36,406)
                                                                                  =========
Cash used in property and equipment                          26,355      19,022      45,377
Balance sheet
  Property and equipment                                    764,321     203,881     968,202
  Goodwill                                                  114,884         312     115,196
  Leasehold rights                                            8,705           -       8,705

  Assets before undernoted                                1,323,459     279,901   1,603,360
  Investment in Crown Life                                                          135,944
                                                                                  ---------
  Total consolidated assets                                                       1,739,304
                                                                                  =========

21.      SUBSEQUENT EVENT

         In February 2004 the Company sold a nursing home and a retirement home in Ontario, representing 275 beds. Gross proceeds were $19,600,000, of which approximately $6,700,000 was used to retire long-term debt associated with one of the homes. The pre-tax gain on disposal is approximately $13,000,000.

                                      p.66

                               2003 ANNUAL REPORT

                      FINANCIAL AND STATISTICAL INFORMATION

  (unaudited) (thousands of dollars unless otherwise noted)        2003         2002          2001           2000          1999
--------------------------------------------------------------  ----------   ----------    ----------     ----------    ----------
FINANCIAL POSITION
Property and equipment                                             821,682      953,591       968,202        920,231     1,017,382
Health care assets                                               1,454,139    1,684,137     1,603,360      1,587,538     1,697,800
Investment in Crown Life, equity basis                             139,278      121,508       135,944        147,407       136,323
Long-term debt                                                     750,094      846,734       788,354        802,426       891,955
Shareholders' equity                                               356,433      358,062       350,696        381,437       435,933

FINANCIAL RESULTS
Revenue
  Nursing and assisted living centres
    United States                                                1,182,045    1,236,565     1,187,547      1,346,033     1,364,084
    Canada                                                         351,981      315,907       279,559        266,671       260,723
    United Kingdom                                                       -            -             -              -        35,985
  Outpatient therapy - United States                                16,151       16,144        14,733         14,430        63,989
  Home health - Canada                                             134,921      146,034       171,809        161,323       150,280
  Other                                                             39,516       44,135        50,863         18,949        17,626
                                                                ----------   ----------    ----------     ----------    ----------
                                                                 1,724,614    1,758,785     1,704,511      1,807,406     1,892,687
                                                                ==========   ==========    ==========     ==========    ==========
Earnings (loss)
  Health care
    Earnings before depreciation, interest and income taxes        186,830      160,341       127,157         92,469       110,747
    Earnings (loss) from health care                                41,790       11,414       (47,144)       (67,105)     (182,520)
  Share of earnings of Crown Life                                   18,884        7,520        10,738          7,827        22,818
  Net earnings (loss)                                               60,674       18,934       (36,406)       (59,278)     (159,702)
Diluted earnings (loss) per share from operations
  Health care operations before undernoted and
   after preferred share dividends                                    0.58         0.21         (0.18)         (0.55)        (0.75)
  Gain (loss) from asset disposals, impairment and other items        0.01        (0.05)        (0.49)         (0.36)        (1.69)
  Share of earnings of Crown Life                                     0.27         0.10          0.15           0.10          0.30
                                                                ----------   ----------    ----------     ----------    ----------
                                                                      0.86         0.26         (0.52)         (0.81)        (2.14)
                                                                ==========   ==========    ==========     ==========    ==========
OTHER INFORMATION
Number of facilities (period end)
  United States                                                        193          197           198            212           237
  Canada                                                                82           80            63             62            60
                                                                ----------   ----------    ----------     ----------    ----------
                                                                       275          277           261            274           297
                                                                ==========   ==========    ==========     ==========    ==========
Operational resident capacity (period end)
  United States                                                     17,810       18,269        18,402         19,420        22,055
  Canada                                                            11,120       10,906         7,937          7,632         7,527
                                                                ----------   ----------    ----------     ----------    ----------
                                                                    28,930       29,175        26,339         27,052        29,582
                                                                ==========   ==========    ==========     ==========    ==========
EXTENDICARE HEALTH SERVICES, INC.
  Average nursing home occupancy (percent)                            91.5         90.3          87.5           87.5          85.9
  Medicare patient days as a percent of nursing home census           15.5         13.4          11.3           10.9          10.7
  Total revenue by payor source (percent)
    Private                                                           23.9         24.5          25.3           24.7          27.8
    Medicare                                                          27.4         25.7          23.8           24.5          22.4
    Medicaid                                                          48.7         49.8          50.9           50.8          49.8
Average occupancy (percent)                                           92.9         92.0          90.0           89.9          88.2
ParaMed home health care hours of service                        4,956,000    5,433,000     6,868,000      6,967,000     6,562,000
Number of employees (period end)                                    35,800       37,600        36,700         38,800        41,000
Number of shares outstanding (period end)
  Subordinate Voting Shares                                     56,575,211   57,107,011    58,544,511     60,063,923    61,348,023
  Multiple Voting Shares                                        11,912,692   12,557,092    12,775,917     13,204,005    13,204,005
                                                                ----------   ----------    ----------     ----------    ----------

                                      p.67

                                EXTENDICARE INC.

                               BOARD OF DIRECTORS

DAVID J. HENNIGAR (CG)
Chairman
Mr. Hennigar is Chairman of Annapolis Group Inc. and of High Liner Foods Incorporated, as well as Chairman and founder of Acadian Securities Inc. He serves as a director of Crown Life Insurance Company and Scotia Investments Limited, as well as of several other private and public companies. Mr. Hennigar has been on the Extendicare Board since 1980; he resides in Bedford, Nova Scotia. Age 64.

H. MICHAEL BURNS (CG) (IS)
Deputy Chairman
Mr. Burns is President of Kingfield Investments Limited and a director of several private and public companies, including Algoma Central Corp., Landmark Global Financial Corp., Phoenix Canada Oil, Starrex Mining Corporation Ltd. and InterStar Mining Group Inc. Mr. Burns is Chancellor of Renison College, at the University of Waterloo. He has been on the Extendicare Board since 1978, and resides in Maple, Ontario. Age 66.

FREDERICK B. LADLY (CG) (HR) (QS)
Deputy Chairman
Mr. Ladly is Vice-Chairman of Crown Life Insurance Company and a director of High Liner Foods Incorporated, UBS Bank (Canada), UBS Trust (Canada) and Knudsen Engineering Limited. He has been on the Extendicare Board since 1986. Mr. Ladly resides in the Township of Bathurst, Ontario. Age 73.

MEL RHINELANDER
President and Chief Executive Officer
Mr. Rhinelander was appointed Chief Executive Officer of Extendicare Inc. in August 2000, following his appointment as President in August 1999. He joined the Company in 1977 and has served in a number of senior positions. Mr. Rhinelander was elected to the Extendicare Board in 2000, and he resides in Milwaukee, Wisconsin. Age 53.

DEREK H. L. BUNTAIN (A) (HR) (IS)
Mr. Buntain is President of The Dundee Bank, a private bank offering banking services to international clients. He serves as a director of a number of public companies, including Dundee Precious Metals Inc., Eurogas Corporation and Cencotech Inc. Mr. Buntain joined the Extendicare Board in 1995, and he resides in Grand Cayman, Cayman Islands. Age 63.

SIR GRAHAM DAY (CG) (HR)
Sir Graham is Chairman of Sobeys Inc., a national food distributor, and Counsel to the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of a number of public and private companies, including The Bank of Nova Scotia and Empire Company Limited, and is a Fellow of the Institute of Corporate Directors. Sir Graham holds the Herbert S. Lamb Chair in Business Education in Dalhousie's Graduate School of Business Administration. He has been on the Board since 1989, and resides in Hantsport, Nova Scotia. Age 70.

GEORGE S. DEMBROSKI (A) (IS)
Mr. Dembroski serves as a director of a number of public and private companies, including Cameco Corporation, the largest independent producer of uranium, Electrohome Limited, Middlefield Bancorp Limited and Murphy Oil Corporation. Mr. Dembroski joined the Extendicare Board in 1995, and resides in Toronto, Ontario. Age 69.

DAVID M. DUNLAP (A) (HR) (QS)
Mr. Dunlap is Chairman of G.F. Thompson Co. Ltd., a manufacturer and distributor of plumbing products. Mr. Dunlap has been on the Board since 1980, and resides in the Township of King, Ontario. Age 65.

GEORGE A. FIERHELLER (A) (IS)
Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm, and Chairman of The Greater Toronto Marketing Alliance. He serves as a director of GBC North America Growth Fund Inc., Rogers Wireless Communications Inc. and Ontario Exports Inc. In addition Mr. Fierheller is a Member of the Order of Canada and Past President of the Toronto Board of Trade. He has been on the Extendicare Board since 1981, and resides in Toronto Ontario. Age 70.

                                      p.68

                               2003 ANNUAL REPORT

DR. SETH B. GOLDSMITH (CG) (QS)
Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. He is former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U.S. Army. Dr. Goldsmith has been on the Board since 1995, and he resides in Hollywood, Florida. Age 62.

MICHAEL J. L. KIRBY (CG) (HR) (QS)
Mr. Kirby is a member of The Senate of Canada. He serves as a director of The Bank of Nova Scotia, Goldfarb Corporation, Indigo Books & Music Inc., CPI Plastics Group Ltd., Ontario Energy Savings Corporation, and TrekLogic Technologies Inc. Mr. Kirby has been on the Extendicare Board since 1987, and he resides in Nepean, Ontario. Age 62.

ALVIN G. LIBIN (A)
Mr. Libin is President and Chief Executive Officer of Balmon Holdings Ltd., a management services and investment company. He is Chairman of the Alberta Ingenuity Fund, is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several corporate and community boards. Mr. Libin is an Officer of the Order of Canada, and has been on the Extendicare Board since 1984. He resides in Calgary, Alberta. Age 72.

J. THOMAS MACQUARRIE, Q.C. (A) (HR)
Mr. MacQuarrie is a senior partner in the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of Minas Basin Pulp and Power Company Limited and High Liner Foods Incorporated, as well as of a number of other public and private corporations. Mr. MacQuarrie has been on the Extendicare Board since 1980. He resides in Halifax, Nova Scotia. Age 66.

HONORARY DIRECTORS

MARSH A. COOPER
President, M.A. Cooper Consultants Inc.

JOHN J. JODREY
Chairman, Scotia Investments Limited

DERRIL G. MCLEOD, Q.C.

A     Audit Committee
CG    Corporate Governance and Nominating Committee
HR    Human Resources Committee
IS    Information Systems Committee
QS    Quality Standards Committee

                                      p.69

                                EXTENDICARE INC.


                                    OFFICERS

EXTENDICARE INC.                          EXTENDICARE HEALTH                            EXTENDICARE (CANADA) INC.
3000 Steeles Avenue East                  SERVICES, INC.                                3000 Steeles Avenue East
Markham, Ontario                          111 West Michigan Street                      Markham, Ontario
Canada  L3R 9W2                           Milwaukee, Wisconsin                          Canada  L3R 9W2
                                          United States  53203-2903
Tel: (905) 470-4000                                                                     Tel: (905) 470-4000
Fax: (905) 470-5588                       Tel: (414) 908-8000                           Fax: (905) 470-5588
                                               (800) 395-5000
DAVID J. HENNIGAR                         Fax: (414) 908-8059                           MEL RHINELANDER
Chairman                                                                                Chairman and Chief Executive Officer
                                          MEL RHINELANDER
H. MICHAEL BURNS                          Chairman and Chief Executive Officer          SHELLY L. JAMIESON
Deputy Chairman                                                                         President
                                          MARK W. DURISHAN
FREDERICK B. LADLY                        Vice-President, Chief Financial Officer       MARK W. DURISHAN
Deputy Chairman                           and Treasurer                                 Vice-President and Chief Financial Officer

MEL RHINELANDER                           PHILIP W. SMALL                               STEPHEN R. HAAS
President and Chief Executive Officer     Executive Vice-President and                  Vice-President, ParaMed
                                          Chief Operating Officer                       Home Health Care
MARK W. DURISHAN
Vice-President, Finance and               RICHARD L. BERTRAND                           LEN G. KORONEOS
Chief Financial Officer                   Senior Vice-President, Development            Vice-President, Business Development
                                                                                        and Privacy Officer
JILLIAN E. FOUNTAIN                       ROCH CARTER
Corporate Secretary                       Vice-President, General Counsel and           PAUL RUSHFORTH
                                          Assistant Secretary                           Vice-President, Western Operations

                                          DOUGLAS J. HARRIS                             PAUL TUTTLE
                                          Vice-President and Controller                 Vice-President, Eastern Operations

                                          L. WILLIAM WAGNER                             ELAINE E. EVERSON
                                          Vice-President, Human Resources               Vice-President and Controller

                                          JILLIAN E. FOUNTAIN                           CHRISTINA L. MCKEY
                                          Corporate Secretary                           Vice-President, Human Resources

                                                                                        R. GORDON SPEAR
                                                                                        Vice-President, Administration

                                                                                        JILLIAN E. FOUNTAIN
                                                                                        Corporate Secretary


                                      p.70

                            SHAREHOLDER INFORMATION

EXTENDICARE INC.                          TRANSFER AGENT                                CORPORATE INFORMATION
3000 Steeles Avenue East, Suite 700       Computershare Trust Company of Canada         Extendicare Inc.'s 2003 Annual Report is
Markham, Ontario  L3R 9W2                 Tel: (800) 564-6253                           available for viewing or printing on the
Tel: (905) 470-4000                       Fax: (866) 249-7775                           Company's Website at www.extendicare.com,
Fax: (905) 470-5588                       email: service@computershare.com              in addition to news releases, quarterly
www.extendicare.com                       www.computershare.com                         reports and other filings with the
                                                                                        securities commissions. Printed copies are
SHAREHOLDER INQUIRIES                     ANNUAL MEETING                                available upon request to the Corporate
Jillian Fountain                          Shareholders are invited to attend the        Secretary.
Corporate Secretary                       Annual Meeting of Extendicare Inc. on
Tel: (905) 470-5534                       Thursday, May 6, 2004 at 4:00 p.m. at the     STOCK EXCHANGE LISTINGS
email: jfountain@extendicare.com          Glenn Gould Studio, Canadian Broadcasting     Toronto Stock Exchange
                                          Centre, 250 Front Street West, Toronto,       New York Stock Exchange (EXE.A only)
INVESTOR RELATIONS                        Ontario, Canada.
Christopher Barnes
Manager, Investor Relations
Tel: (905) 470-5483
email: cbarnes@extendicare.com

SHARE INFORMATION

                                                      Shares Outstanding   Year-end Closing Market Price on the TSX
          Shares                      Stock Symbol  at December 31, 2003      2003           2002            2001
-----------------------------------   ------------  --------------------   ----------------------------------------
Multiple Voting Shares                  EXE              11,912,692         $   13.40      $   4.70         $  5.27
Subordinate Voting Shares               EXE.A            56,575,211             13.25          4.20            5.25
Class I Preferred Shares
   Cumulative Redeemable, Series 2      EXE.PR.B            122,205             24.00         23.00           24.00
   Adjustable Dividend, Series 3        EXE.PR.C             93,310             20.25         20.10           23.55
   Adjustable Dividend, Series 4        EXE.PR.D            241,240             22.75         21.90           21.00
Class II Preferred Shares, Series 1     EXE.PR.E            382,979             18.88         17.00           16.06

QUARTERLY PRICE RANGES OF SUBORDINATE
VOTING SHARES (EXE.A) ON THE TSX
                  1st      2nd     3rd       4th
                -------  -------  -------  -------
2003: High      $  4.70  $  4.59  $  8.10  $ 13.90
      Low          2.65     2.65     4.33     7.65
2002: High      $  6.67  $  6.40  $  5.51  $  4.89
      Low          3.95     5.15     3.51     3.60


TRADING PRICE OF SUBORDINATE VOTING SHARES
(EXE.A) ON THE TSX ($)
[BAR CHART]

          Close at        High for      Low for
         December 31      the year     the year
Year          $               $           $
----     ----------       --------     --------
99           4.35            9.40        2.12
00           3.40            4.59        1.45
01           5.25            8.25        3.25
02           4.20            6.67        3.51
03          13.25           13.90        2.65






Concept and Design: The works Design Communications Ltd.
Principal Photography: David Graham White
Printing: Quebecor World MIL Inc.

                                 CORE VALUES

Companies, like people, make choices based on values that they hold. Our values guide our behaviour and, in many ways, determine our future.

For Extendicare, our values are our compass. They give us direction and purpose.

That's why our commitment to our shareholders, residents, patients and employees remains the same today as it was yesterday. And it is the same today as it will be tomorrow.

We owe them unwavering dedication to the core values that have been the foundation of our Company for 35 years and will continue to drive its success.

- Success means providing quality services to residents and patients, who entrust us with their health and dignity. We endeavour to make each day an affirmation of life.

-        Success means energizing employees to live our vision of excellence.
         Good people are our greatest strength. That is why we strive to create enjoyable and rewarding work environments.

- Success means achieving profitable growth over the long term to create value for our shareholders. We are committed to communicating effectively with them.

                     SUCCESS MEANS EMBRACING THESE VALUES.
                            THEY DEFINE EXTENDICARE.

                               [EXTENDICARE LOGO]

                            3000 Steeles Avenue East
                        Markham, Ontario, Canada L3R 9W2
                               www.extendicare.com